   As filed with the Securities and Exchange Commission on February 28, 2003
                                                      Registration No. 033-57320
                                                                       811-06025
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       Post-Effective Amendment No. 13                       [X]
                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                       Amendment No. 3                                       [X]

                      Metropolitan Life Separate Account UL
                           (Exact Name of Registrant)
                       Metropolitan Life Insurance Company
                               (Name of Depositor)
                               One Madison Avenue
                               New York, NY 10010
              (Address of depositor's principal executive offices)

                              ---------------------
                              Gary A. Beller, Esq.
               Senior Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                               One Madison Avenue
                               New York, NY 10010
                     (Name and address of agent for service)

                                   Copies to:
                Gary O. Cohen, Esq. and Thomas C. Lauerman, Esq.
                                 Foley & Lardner
                               3000 K Street, N.W.
                             Washington, D.C. 20007

It is proposed that this filing will become effective (check appropriate box)
     [ ] immediately upon filing pursuant to paragraph (b)
     [ ] on (date) pursuant to paragraph (b)
     [ ] 60 days after filing pursuant to paragraph (a)(1)
     [X] on May 1, 2003 pursuant to paragraph (a)(1) of Rule 485
     [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered: Interests in Metropolitan Life Separate Account UL, which funds certain Variable Universal Life Insurance Policies.

                                  PROSPECTUS

                                      FOR

                                   METFLEX,
         A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY ("Policy")

                                   Issued by

                Metropolitan Life Insurance Company ("MetLife")

                                  May 1, 2003

This prospectus provides you with important information about MetLife's MetFlex Policies. However, this prospectus is not the Policy. The Policy, rather, is a separate written agreement that MetLife issues to you.

The Policy is designed to provide:

..  Life insurance coverage

..  Flexible premium payments

..  A choice among three death benefit options

.. A method of financing certain deferred compensation plans, post-retirement benefits and payroll deduction programs

Funding options for allocating premium payments to and transferring cash value among a fixed interest account and the Metropolitan Life Separate Account UL investment divisions which invest in the following corresponding fund ("Fund") portfolios:

Metropolitan Series Fund, Inc. portfolios (Class A):

State Street Research Aggressive Growth          Neuberger Berman Partners Mid Cap Value/(a)/
State Street Research Diversified                Scudder Global Equity
State Street Research Investment Trust           T. Rowe Price Large Cap Growth
State Street Research Aurora                     T. Rowe Price Small Cap Growth
(formerly State Street Research Aurora Small Cap Lehman Brothers(R) Aggregate Bond Index
Value)                                           MetLife Stock Index
Putnam International Stock                       Morgan Stanley EAFE(R) Index
Putnam Large Cap Growth                          Russell 2000(R) Index
Harris Oakmark Large Cap Value                   MetLife Mid Cap Stock Index
Janus Mid Cap

The Janus Aspen Series portfolios:

             Janus Aspen
               Growth--Institutional
               Class

The Invesco Variable Investment Funds, Inc. ("VIF") funds:

        INVESCO VIF--High Yield    INVESCO VIF--Real Estate Opportunity
        INVESCO VIF--Core Equity

The Franklin Templeton Variable Insurance Products Trust funds:

             Templeton Foreign          Franklin Small Cap--Class 2
               Securities--Class 1
             (formerly Templeton
               International
               Securities)

New England Zenith Fund series (Class A):*

             Davis Venture Value        MFS Research Managers
             Loomis Sayles Small Cap    FI Structured Equity
             Alger Equity Growth        (formerly Westpeak Growth
                                          and Income)
             MFS Investors Trust        State Street Research
                                          Bond Income
             State Street Research      (formerly Back Bay
               Money Market               Advisers Bond Income)

Alliance Variable Products Series Fund, Inc. portfolios:

             Growth and Income--Class B Technology--Class B
             Premier Growth--Class B

Met Investors (formerly COVA) Series Trust portfolios (Class A):

             JP Morgan Enhanced Index   Lord Abbett Bond Debenture

Fidelity Variable Insurance Products Fund portfolios:

             Growth--Service Class      Asset Manager Growth(R)
                                          Service Class
             Contrafund(R) Service
               Class

Separate prospectuses for the Metropolitan Series Fund, Inc., the Janus Aspen Series, the Invesco Variable Investment Funds, Inc., the Franklin Templeton Variable Insurance Products Trust, the New England Zenith Fund, the Alliance Variable Products Series Fund, Inc., the Met Investors Series Trust and the Fidelity Variable Insurance Products Fund (each a "Fund") are available from us. They describe in greater detail an investment in the Portfolios listed above. Before purchasing a Policy, read the information in this prospectus and in the prospectus for each Fund. Keep these prospectuses for future reference.

Since the Fixed Account is not registered under the federal securities laws, this Prospectus contains only limited information about the Fixed Account. The Policy gives you more information on the operation of the Fixed Account. Policies issued in your state may provide different features and benefits from, and impose different costs than, those described in this Prospectus. Your actual Policy and any endorsements are the controlling documents. You should read the Policy carefully for any variations in your state.

Neither the Securities and Exchange Commission ("SEC") nor any state securities authority has approved or disapproved these securities, nor have they determined if this Prospectus is accurate or complete. Any representation otherwise is a criminal offense. This Prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made. Interests in the Separate Account, the Fixed Account and the Portfolios are not deposits obligations of, or insured or guaranteed by, the U.S. Government, any bank or other depository institution including the Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve Board or any other agency or entity or person. We do not authorize any representations about this offering other than as contained in this Prospectus or its supplements or in our authorized supplemental sales material.

                               TABLE OF CONTENTS

                                                                     Page
                                                                   in this
    Subject                                                       Prospectus
    -------                                                       ----------
    Cover Pages
    Summary of Benefits and Risks................................      4
     Policy Benefits.............................................      4
     Risks of a Policy...........................................      5
     Risks of Investment in the Portfolios.......................      6
    Fee Tables...................................................      6
     Transaction Fees............................................      6
     Periodic Charges Other Than Portfolio Operating Expenses and
       Optional Riders...........................................      8
     Periodic Charges for Optional Riders........................     10
     Portfolio Operating Expenses................................     10
    MetLife......................................................     13
     The Fixed Account...........................................     13
     Separate Account UL.........................................     13
     The Funds...................................................     14
       The Portfolio Share Classes That We Offer.................     17
       Voting Rights.............................................     18
    Issuing a Policy.............................................     18
    Payment and Allocation of Premiums...........................     19
     Paying Premiums.............................................     19
     Maximum and Minimum Premium Payments........................     19
     Allocating Net Premiums.....................................     20
    Insurance Proceeds...........................................     20
     Death Benefit Options.......................................     21
     Minimum Death Benefit.......................................     22
     Specified Face Amount.......................................     22
     Income Plans................................................     23
    Cash Value, Transfers and Withdrawals........................     24
     Cash Value..................................................     24
     Cash Value Transfers........................................     24
     Surrender and Withdrawal Privileges.........................     25
     Benefit at Final Date.......................................     26
    Loan Privileges..............................................     26
    Optional Rider Benefits......................................     28
    Charges and Deductions.......................................     29
     Policy Charges..............................................     29
       Annual Target Premium.....................................     29
       Administrative Charge.....................................     29
       Charge for Average Expected State Taxes Attributable to
         Premiums................................................     29
       Charges Included in the Monthly Deduction.................     29
       Cost of Insurance.........................................     29
       Mortality and Expense Risk................................     30
     Portfolio Company Charges...................................     30
     Other Charges...............................................     31
    Policy Termination and Reinstatement.........................     31
    Federal Tax Matters..........................................     31
    Contacting Us................................................     33
    Rights We Reserve............................................     33
    Other Policy Provisions......................................     34
    Sales of Policies............................................     36
    Financial Statements.........................................     36

    Appendix A: Illustrations of Death Benefits, Cash Values,
      Surrender Cash Values and Accumulated Premiums.............

Summary of Benefits and Risks

This summary gives an overview of the Policy and is qualified by the more detailed information in the balance of this Prospectus and the Policy. MetLife issues the Policies. We offer the Policies to employers, employer sponsored plans, or other organizations or individuals associated with such employers, plans or organizations. We designed the Policies for financing nonqualified deferred compensation plans, other post-employment benefits, certain employer sponsored payroll deduction programs or other purposes.

Policy Benefits

Premium Payment Flexibility. The Policy allows flexibility in making premium payments. The Policy will remain in force as long as the cash surrender value is large enough to cover one monthly deduction, regardless of whether or not premium payments have been made.

Cash Value. Your cash value in the Policy reflects your premium payments, the charges we deduct, interest we credit if you have cash value in our fixed interest account, any investment experience you have in our Separate Account, as well as your loan and withdrawal activity.

Transfers And Systematic Investment Strategies. You may transfer cash value among the funding options, subject to certain limits. You may also choose among four systematic investment strategies: the Equity Generator/SM/, the Equalizer/SM/, the Allocator/SM/, and the Rebalancer/SM/.

Specified Face Amount of Insurance. Within certain limits, you may choose your specified face amount of insurance when the Policy is issued. You may also change the amount at any time after the first Policy year, subject to our rules and procedures.

Death Benefit Options. Generally, you have a choice among three options. These range from an amount equal to the specified face amount to an amount equal to the specified face amount plus the policy cash value at the date of death.

Income Plans. The insurance proceeds can be paid under a variety of income plans that are available under the Policy.

Surrenders, Partial Withdrawals and Loans. Within certain limits, you may take partial withdrawals and loans from the Policy. You may also surrender your Policy for its cash surrender value.

Tax Advantages. If you meet certain requirements, you will not pay income taxes on withdrawals or surrenders or at the Final Date of the Policy, until your cumulative withdrawn amounts exceed the cumulative premiums you have paid. The death benefit may be subject to Federal and state estate taxes, but your beneficiary will generally not be subject to income tax on the death benefit. As with any taxation matter, you should consult with and rely on the advice of your own tax advisor.

Yearly Renewable Term Rider. This rider provides coverage on the insured to age 95. The amount of sales charge you pay may be less if coverage is obtained through this rider rather than as part of the Policy. However, the current charges for the cost of insurance are higher.

Other Optional Rider Benefits. You may be eligible for certain other benefits provided by rider, subject to certain underwriting requirements and the payment of additional premiums. We will deduct any charges for the rider(s) (other than the charge for the interim term insurance rider) as part of the monthly deduction.

Risks of a Policy

This Prospectus discusses the risks associated with purchasing the Policy. Other prospectuses discuss the risks associated with investment in the Fund described therein. These prospectuses are being provided to you in addition to this Prospectus because each of the Separate Account UL investment divisions identified above invests solely in a corresponding "Portfolio" of a Fund.

The purchase of the Policy involves risk. You could lose money. You might have to pay additional amounts of premium to avoid losing the life insurance protection you purchased through a Policy.

Investment Risk. MetLife does not guarantee the investment performance of the variable investment options and you should consider your risk tolerance before selecting any of these options. You will be subject to the risk that investment performance will be unfavorable and that your cash value will decrease. In addition, we deduct Policy fees and charges from your Policy's cash value, which can significantly reduce your Policy's cash value. During times of poor investment performance, these deductions will have an even greater impact on your Policy's cash value. It is possible to lose your full investment and your Policy could terminate without value, unless you pay additional premiums. If you allocate cash value to the Fixed Account, then we credit such cash value with a declared rate of interest. You assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 4%.

Surrender and Withdrawal Risks. The Policies are designed to provide lifetime insurance protection. They are not offered primarily as an investment, and are not suitable as a short-term savings vehicle. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Policy's cash value in the near future.

Risk of Policy Termination. Your Policy may terminate without value if you have paid an insufficient amount of premiums or if the investment experience of the investment divisions is poor. If your cash surrender value is not enough to pay the monthly your Policy will terminate without value unless you make a premium payment sufficient to cover two monthly deductions within the 61-day grace period. If your Policy does terminate, your insurance coverage will terminate (although you will be given an opportunity to reinstate your coverage if you satisfy certain requirements). Lapse of a policy on which there is an outstanding loan may have adverse tax consequences.

Policy Charge and Expense Increase. We have the right to increase certain Policy charges.

Tax Law Changes. Tax laws, regulations, and interpretations have often been changed in the past and such changes continue to be proposed. To the extent that you purchase a Policy based on expected tax benefits, relative to other financial or investment products or strategies, there is no certainty that such advantages will always continue to exist.

Risks of Investment in the Portfolios

A comprehensive discussion of the risks associated with investment in the Portfolios can be found in the prospectus for each of the Funds attached at the end of this prospectus. There is a possibility that fees and expenses of the Portfolios may increase (or decrease). There is no assurance that any of the Portfolios will achieve its stated investment objective.

Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The charges set forth in the first three tables may vary by group, based on anticipated variations in our costs or risks associated with the group or individuals in the group that the charge was intended to cover. Our variations in the charges will be made in accordance with our established and uniformly applied administrative procedures. Any variations in charges will be reasonable and will not be unfairly discriminatory to the interests of any Policy owner. In certain cases, we have the right to increase our charges for new Policies, as well as for Policies already outstanding. The maximum charges in such cases are shown in the far right-hand columns of each of the first three tables below.

Transaction Fees

This table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value among the variable investment options or the Fixed Account.



                  When Charge      Current Amount         Maximum Amount
       Charge     is Deducted         Deducted            We Can Deduct
    ------------------------------------------------------------------------
    Sales Charge On payment of For Policies issued     For Policies issued
                 premium       prior to May 1, 1996    prior to May 1, 1996
                               or in connection with   or in connection with
                               certain employer        certain employer
                               sponsored plans         sponsored plans
                               effective prior to      effective prior to
                               August 1, 2000, 1%      August 1, 2000, same
                               of each premium         as current amount.
                               payment.
                                                       For all other
                               For all other           Policies/(1)/, Policy
                               Policies/(1)/, Policy   Years 1 to 10, up to
                               Years 1 to 10, 6.5% of  9% of premiums
                               premiums paid.          paid.

                               Policy Years 11 and     Policy Years 11 and
                               later, up to 3% of      later, same as
                               premiums paid, until    current amount
                               the total of
                               payments in each
                               such Policy year
                               equals the annual
                               target premium/(2)/ for
                               that Policy year and
                               0% on the excess.
    ------------------------------------------------------------------------



                          When Charge        Current Amount      Maximum Amount
       Charge             is Deducted           Deducted         We Can Deduct
-----------------------------------------------------------------------------------
Charge for average   On payment of         2.25% of each      Same as Current
expected state and   premium               premium payment    Amount
local taxes
attributable to
premiums
-----------------------------------------------------------------------------------
Charge for expected  On payment of         1.2% of each       Same as Current
federal taxes        premium               premium payment    Amount
attributable to
premiums
-----------------------------------------------------------------------------------
Administrative       On payment of         1.05% of each      Same as Current
Charge               premium               premium payment.   Amount
                                           We reduce the
                                           charge to .05% on
                                           the portion of any
                                           premiums paid in a
                                           Policy year above
                                           the annual target
                                           premium/(2)/.
-----------------------------------------------------------------------------------
Transfer Fee         On transfer of cash   Not currently      $25 per transfer, and
                     value among           charged            none for transfers
                     investment divisions                     under Systematic
                     and to and from the                      Investment
                     Fixed Account                            Strategies
-----------------------------------------------------------------------------------
Interim Term         On payment of first
Insurance Benefit    premium if rider is
{applies only if you elected at issue
elected rider at
issue)
Highest and Lowest
Charge Among All
Possible Insureds

Charge for a
[representative
policy owner]
-----------------------------------------------------------------------------------
Enhanced Cash        On premium            .25% of each       Same as Current
Surrender Value      payments made         premium payment    Amount
Rider Possible       during the first five made during the
Policies             Policy years          first five Policy
                                           years
-----------------------------------------------------------------------------------
Underwriting         On the amount of      None               Up to $3 per
Charge (applies only face amount increase                     thousand dollars of
if you request an                                             increase
increase in your
specified face
amount)

--------
/1/ For Policies issued with the Refund of Sales Charge Rider, if you request a full cash withdrawal during the first three Policy years (first five Policy years for Policies issued on or after August 1, 2000), we will refund any sales charges deducted within 365 days prior to the date the request is received at our Designated office.

For Policies issued with the Enhanced Cash Surrender Value Rider, if you request a full cash withdrawal during the first seven Policy years, we will refund (a) part of the cumulative charges we have deducted from your premium payments and (b) part of the cost of term insurance we have deducted in the current Policy year, as shown in the table below. However, we will not pay this refund if the full cash withdrawal is related to an exchange pursuant to
Section 1035 of the Internal Revenue Code.

                                                         Portion of
                                                        Cost of Term
                                                 Insurance Charges Deducted
                               Portion of          during Policy Year of
       Policy Year of      Cumulative Premium       Full Cash Withdrawal
    Full Cash Withdrawal Charges to be Refunded*      to be Refunded**
    -----------------------------------------------------------------------
        1                         100%                       75%
    -----------------------------------------------------------------------
        2                          90%                       50%
    -----------------------------------------------------------------------
        3                          75%                       25%
    -----------------------------------------------------------------------
        4                          60%                      None
    -----------------------------------------------------------------------
        5                          45%                      None
    -----------------------------------------------------------------------
        6                          30%                      None
    -----------------------------------------------------------------------
        7                          15%                      None
    -----------------------------------------------------------------------
        8 and later               None                      None

/2/ See "Charges and Deductions--Annual Target Premium" for a detailed discussion of the determination of the annual target premium.

* The percent shown is applied to the cumulative sales, tax, and administrative charges deducted from your premium.

** The percent shown is applied to the cost of term insurance charges deducted during the Policy year in which the full cash withdrawal occurs.

Periodic Charges Other Than Portfolio Operating Expenses and Optional Riders

This table describes other fees and expenses that you will pay periodically during the time that you own the Policy, not including charges for optional features (riders) or the fees and expenses of the Portfolios.

                                                                                   Maximum Amount We Can
         Charge             When Charge is Deducted    Current Amount Deducted            Deduct
-----------------------------------------------------------------------------------------------------------
Cost of Term Insurance*    On each monthly
                           anniversary of the Policy
Highest and Lowest Charge
Among All Possible
Insureds

Charge for a
[representative policy
owner]
-----------------------------------------------------------------------------------------------------------
Mortality and Expense      On each monthly            For Policies issued prior  Effective annual rate up
Risk Charge                anniversary of the Policy  to May 1, 1996, or in      to .90%
                                                      connection with certain
                                                      employer sponsored plans
                                                      effective prior to August
                                                      1, 2000, the charge is
                                                      currently equivalent to
                                                      an Effective annual rate
                                                      of up to .60% of the cash
                                                      value in the Separate
                                                      Account.

                                                      We intend to reduce this
                                                      charge after Policy year
                                                      9 to .30%.


                                                                                   Maximum Amount We Can
         Charge             When Charge is Deducted    Current Amount Deducted            Deduct
-----------------------------------------------------------------------------------------------------------
                                                      For all other Policies,
                                                      the charge is currently
                                                      equivalent to an
                                                      effective annual rate of
                                                      up to .48% of the cash
                                                      value in the Separate
                                                      Account.

                                                      We intend to reduce this
                                                      charge after Policy year
                                                      9 to .36% and after
                                                      Policy year 20 to .30%.

--------
* The cost of term insurance charge varies based on anticipated variations in our costs or risks associated with the group or individuals in the group that the charge was intended to cover. The cost of insurance charge rates shown are probably not representative of the charge that any particular Policy owner would pay. See "Charges and Deductions--Cost of Term Insurance" for a more detailed discussion of factors affecting this charge. You can obtain more information about the cost of insurance or other charges that would apply by contacting your insurance sales representative. If you would like, we will provide you with an illustration of the impact of these and other charges under the Policy based on various assumptions.

Periodic Charges for Optional Riders

This table describes the charges you will pay periodically for any of the indicated optional benefits ("riders") that you choose to add to your Policy. The charge for the optional Interim Term Insurance Rider has previously been been described in the table of Transaction Fees, since the charge for that rider is paid separately.

                                When Charge is             Current Amount             Maximum Amount
    Optional Feature               Deducted                   Deducted                We Can Deducted
-----------------------------------------------------------------------------------------------------------
Disability Waiver of       Monthly
Monthly Deduction Benefit

Highest and Lowest Charge
Among All Possible
Insureds

Charge for a
[representative policy
owner]
-----------------------------------------------------------------------------------------------------------
Accidental Death Benefit   Monthly

Highest and Lowest Charge
Among All Possible
Policies

Charge for a
[representative policy
owner]
-----------------------------------------------------------------------------------------------------------
Accelerated Death Benefit  Monthly

Highest and Lowest Charge
Among All Possible
Insureds

Charge for a
[representative policy
owner]
-----------------------------------------------------------------------------------------------------------

                                When Charge is             Current Amount             Maximum Amount
    Optional Feature               Deducted                   Deducted                We Can Deducted
-----------------------------------------------------------------------------------------------------------
Yearly Renewable Term      Monthly
Insurance Benefit

Highest and Lowest Charge
Among All Possible
Policies

Charge for a
[representative policy
owner]

Portfolio Operating Expenses

Each of the Funds pays an investment management fee to its investment manager. Each of the Funds also incurs other direct expenses (see the Fund Prospectus and Statement of Additional Information referred to therein for each Fund). You bear indirectly your proportionate share of the fees and expenses of the Portfolios of each Fund that correspond to the Separate Account investment divisions you are using. The Funds offer various classes of shares, each of which has a different level of expenses, only one of which is available under a Policy.

The following table shows the lowest and highest fees and expenses charged by the Portfolios for the fiscal year ended December 31, 2002, before and after any contractual expense subsidy or expense deferral.

                                                   Lowest* Highest*
-------------------------------------------------------------------
Total Annual Portfolio Operating Expenses
(expenses that are deducted from Portfolio assets,
including management fees, distribution (Rule
12b-1) fees and other expenses)                        %       %
-------------------------------------------------------------------
Net Total Annual Portfolio Operating Expenses
(net of any contractual expense subsidy or
expense deferral)                                      %       %
-------------------------------------------------------------------

--------
*The lowest and highest percentages have been selected after adjustment of the percentage for all Portfolios (on a consistent basis) to reflect any changes in expenses during the 12 months ended December 31, 2002 or expected to occur during the 12 months ended December 31, 2003.

This table describes the annual operating expenses for each Portfolio for the year ended December 31, 2002.

                                                           Gross    Net Total
                                   Manage-                 Total   Contractual
                                    ment    Other   12b-1  Annual    Annual
                                    Fees   Expenses Fees  Expenses  Expenses
 -----------------------------------------------------------------------------
 Metropolitan Series Fund, Inc.
 (Class A)
 -----------------------------------------------------------------------------
 State Street Research Aggressive
 Growth/(a)/
 -----------------------------------------------------------------------------
 State Street Research
 Diversified/(a)/
 -----------------------------------------------------------------------------
 State Street Research Investment
 Trust/(a)/
 -----------------------------------------------------------------------------
 State Street Research Aurora/(c)/
 (formerly State Street Research
 Aurora Small Cap Value)
 -----------------------------------------------------------------------------

                                                            Gross    Net Total
                                    Manage-                 Total   Contractual
                                     ment    Other   12b-1  Annual    Annual
                                     Fees   Expenses Fees  Expenses  Expenses
-------------------------------------------------------------------------------
Putnam International Stock/(a)/
-------------------------------------------------------------------------------
Putnam Large Cap Growth/(c)/
-------------------------------------------------------------------------------
Harris Oakmark Large Cap Value
-------------------------------------------------------------------------------
Janus Mid Cap
-------------------------------------------------------------------------------
Neuberger Berman Partners Mid
Cap Value/(a)/
-------------------------------------------------------------------------------
Scudder Global Equity
-------------------------------------------------------------------------------
T. Rowe Price Large Cap Growth/(a)/
-------------------------------------------------------------------------------
T. Rowe Price Small Cap Growth
-------------------------------------------------------------------------------
Lehman Brothers(R)Aggregate
Bond Index
-------------------------------------------------------------------------------
MetLife Mid Cap Stock Index/(c)/
-------------------------------------------------------------------------------
Morgan Stanley EAFE(R) Index/(c)/
-------------------------------------------------------------------------------
Russell 2000(R) Index/(c)/
-------------------------------------------------------------------------------
MetLife 2000(R)Index
-------------------------------------------------------------------------------

The Janus Aspen Series
-------------------------------------------------------------------------------
Janus Aspen Growth--
Institutional Class
-------------------------------------------------------------------------------

The Invesco Variable
Investment Funds, Inc.
("VIF")/(d)/
-------------------------------------------------------------------------------
INVESCO VIF--High Yield
-------------------------------------------------------------------------------
INVESCO VIF--Core Equity
-------------------------------------------------------------------------------
INVESCO VIF--Real Estate
Opportunity/(e)/
-------------------------------------------------------------------------------

The Franklin Templeton
Variable Insurance Products
Trust/(i)/
-------------------------------------------------------------------------------
Templeton Foreign Securities--
Class 1 (formerly Templeton
International Securities)
-------------------------------------------------------------------------------
Franklin Small Cap--Class 2/(h)/
-------------------------------------------------------------------------------

New England Zenith Fund
(Class A)
-------------------------------------------------------------------------------
Davis Venture Value/(a)/
-------------------------------------------------------------------------------
Loomis Sayles Small Cap
-------------------------------------------------------------------------------
Alger Equity Growth
-------------------------------------------------------------------------------
MFS Investors Trust/(f)/
-------------------------------------------------------------------------------
State Street Research Money
Market+
-------------------------------------------------------------------------------
MFS Research Managers/(f)/
-------------------------------------------------------------------------------
FI Structured Equity/(a)/ (formerly
Westpeak Growth and Income)
-------------------------------------------------------------------------------
State Street Research Bond
Income+ (formerly Back Bay
Advisers Bond Income)
-------------------------------------------------------------------------------

                                                           Gross    Net Total
                                   Manage-                 Total   Contractual
                                    ment    Other   12b-1  Annual    Annual
                                    Fees   Expenses Fees  Expenses  Expenses
 -----------------------------------------------------------------------------

 Alliance Variable Products
 Series Fund, Inc./(h)/
 -----------------------------------------------------------------------------
 Growth and Income--Class B
 -----------------------------------------------------------------------------
 Premier Growth--Class B
 -----------------------------------------------------------------------------
 Technology--Class B
 -----------------------------------------------------------------------------

 Met Investors (formerly COVA)
 Series Trust (Class A)
 -----------------------------------------------------------------------------
 JP Morgan Enhanced Index
 -----------------------------------------------------------------------------
 Lord Abbett Bond Debenture+/(b)/
 -----------------------------------------------------------------------------

 Fidelity Variable Insurance
 Products Fund/(g)(h)/
 -----------------------------------------------------------------------------
 Growth--Service Class
 -----------------------------------------------------------------------------
 Contrafund (R) Service Class
 -----------------------------------------------------------------------------
 Asset Manager Growth (R)--Service
 Class

--------
+ On April 29, 2002, the State Street Research Income Portfolio and the State Street Research Money Market Portfolio of the Metropolitan Series Fund were merged respectively into the State Street Research Bond Income Portfolio and the State Street Research Money Market Portfolio of the New England Zenith Fund. On April 29, 2002, the Loomis Sayles High Yield Bond Portfolio of the Metropolitan Series Fund was merged into the Lord Abbett Bond Debenture Portfolio of the Met Investors Series Trust.

/a/ The Metropolitan Series Fund and the New England Zenith Fund directed certain portfolio trades to brokers who paid a portion of the Portfolio's expenses. In addition, the Metropolitan Series Fund has entered into arrangements with its custodian whereby credits realized as a result of this practice were used to reduce a portion of its custodian fees.

/b/ Met Investors Advisory LLC and Met Investors Series Trust have entered into an expense limitation agreement whereby the total of management fees and other expenses of the Lord Abbett Bond Debenture Portfolio will not exceed .70% per annum. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid by the Fund to the investment manager. The agreement may be terminated at any time after February 12, 2004.

/c/ MetLife Advisors and the Metropolitan Series Fund have entered into an Expense Agreement under which MetLife Advisers will waive investment management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) ("Expenses") attributable to the Class A shares of certain Portfolios of the Metropolitan Series Fund, so that annualized Expenses of these Portfolios will not exceed, at any time prior to April 30, 2004, the following percentages: 1.00% for the Putnam Large Cap Growth Portfolio, .45% for the Metlife Mid Cap Stock Index Portfolio, .55% for the Russell 2000 Index Portfolio, and .75% for the Morgan Stanley EAFE Index Portfolio. These expense reimbursements are reflected in the table following (i) below.

/d/ The actual Other Expenses and Total Annual Expenses for the INVESCO VIF-High Yield Fund, the INVESCO VIF-Core Equity Fund and the INVESCO VIF-Real Estate Opportunity Fund were lower than the figures shown below because their custodian fees were reduced under expense offset arrangements.

/e/ Certain expenses of the Fund were absorbed voluntarily by INVESCO pursuant to commitments between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. This expense absorption arrangement is reflected in the table following (i) below, but the table excludes any offset arrangements described in (d).

/f/ MetLife Advisers and the Zenith Fund have entered into an Expense Agreement under which MetLife Advisers will waive management fees and/or pay expenses (other than brokerage costs, interest, taxes or extraordinary expenses) attributable to the Class A shares of these Portfolios, so that annualized expenses of these Portfolios will not exceed, at any time prior to April 30, 2004, .90% per annum of the average net assets for the Portfolio. Under the agreement, if certain conditions are met, MetLife Advisers may be reimbursed by a Portfolio for fees waived or expenses paid, if in the future, actual expenses are less than these expense limits.

/g/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Portfolio paid was used to reduce the Portfolio's expenses. In addition through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the Portfolio's custodian expenses. These offsets may be discontinued at any time. These expense reductions are reflected in the table following (i) below.

/h/ The fund has a distribution or 12b-1 plan that is described in the fund's prospectus.

/i/ For Franklin Small Cap Fund and Templeton Foreign Securities Fund, the managers had agreed in advance to make estimated reductions of .08% and .10%, respectively of their fees to reflect reduced services resulting from the Funds' investment in a Franklin Templeton money fund. These reductions are required by the Funds' Board of Trustees and an order of the Securities and Exchange Commission. Without the reductions, the total annual Fund operating expenses would be 1.09% and .91% respectively.

MetLife

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010.

The Fixed Account

The Fixed Account is part of our general assets that are not in any legally segregated separate accounts. Amounts in the Fixed Account are credited with interest at an effective annual rate of 4%. We may also credit excess interest on such amounts. Different excess interest rates may apply to different amounts based upon when such amounts were allocated to the Fixed Account.

Any partial amounts we remove from the Fixed Account (such as any portion of your Policy's monthly deduction that is allocable to the Fixed Account) will be taken from the most recently allocated amounts first. Any excess interest rate will be credited for at least 12 months before a new rate is credited. We can delay transfers, withdrawals, surrender and payment of Policy loans from the Fixed Account for up to 6 months. Since the Fixed Account is not registered under the federal securities laws, this Prospectus contains only limited information about the Fixed Account. The Policy gives you more information on the operation of the Fixed Account.

Separate Account UL

The Separate Account receives premium payments from the Policy described in this Prospectus and other variable life insurance policies that we issue. The assets in the Separate Account legally belong to us, but they are held solely for the benefit of investors in the Separate Account and no one else, including our other creditors. Income and realized and unrealized capital gains and losses of the Separate Account are credited to the Separate Account without regard to any of our other income or capital gains and losses. We will keep an amount in the Separate Account that at least equals the value of our commitments to policy owners that are based on their investments in the Separate Account. We can also keep charges that we deduct and other excess amounts in the Separate Account or we can transfer the excess out of the Separate Account.

[SIDEBAR: Each Separate Account investment division invests in a corresponding Portfolio of a Fund.]
The Separate Account has subdivisions, called "investment divisions." Each Investment division invests its assets exclusively in shares of a corresponding Portfolio of a Fund. We can add new investment divisions to or eliminate Investment divisions from the Separate Account. You can designate how you would like your net premiums and cash value to be allocated among the available investment divisions and our Fixed Account. Amounts you allocate to each investment division receive the investment experience of the investment division, and you bear this investment risk.

The Funds

[SIDEBAR: You should carefully review the investment objectives, strategies, and risks of each Portfolio which are described in the prospectus for each Fund you have also received.]

Each of the Funds is a "series" type of mutual fund, which is registered as an open-end management investment company under the 1940 Act. Each Fund is divided into Portfolios, each of which represents a different class of stock in which a corresponding investment division of the Separate Account invests. You should read each Fund prospectus that you have also received. They contain information about each Fund and its Portfolios, including the investment objectives, strategies, risks and investment advisers that are associated with each Portfolio. They also contain information on our different separate accounts and those of our affiliates that invest in each Fund and the risks related thereto.

Some of the Portfolios have names and investment objectives that are very similar to certain publicly available mutual funds that are managed by the same money managers. These Portfolios are not those publicly available mutual funds and will not have the same performance. Different performance will result from such factors as different implementation of investment policies, different cash flows into and out of the Portfolios, different fees and different sizes.

Our arrangements with certain of the unaffiliated Fund sponsors provide that They or one of their affiliates will pay us based on a percentage (up to 0.25% on an annual basis) of the net assets of a Portfolio attributable to the Policies. The fees are not charged to you, the Separate Account or the Portfolio.

As of the end of each Valuation Period (see "Valuation period" description below in "Other Policy Provisions--When Your Requests Become Effective"), we purchase and redeem Fund shares for the Separate Account at their net asset value without any sales or redemption charges. These purchases and redemptions reflect the amount of any of the following transactions that take effect at the end of the Valuation Period:
..  The allocation of net premiums to the Separate Account.
.. Dividends and distributions on Fund shares, which are reinvested as of the dates paid (which reduces the value of each share of the Fund and increases the number of Fund shares outstanding, but has no effect on the cash value in the Separate Account).
..  Policy loans and loan repayments allocated to the Separate Account.
..  Transfers to and among investment divisions.
..  Withdrawals and surrenders taken from the Separate Account.

The adviser, any sub-adviser and investment objective of each Portfolio are as follows:

Metropolitan Series Fund, Inc.
                                          Adviser: MetLife
                                          Advisers, LLC 1

Portfolio                          Sub-Adviser             Investment Objective
------------------------------------------------------------------------------------
State Street Research      State Street Research &     Maximum capital
Aggressive Growth          Management Company          appreciation.
------------------------------------------------------------------------------------
State Street Research      State Street Research &     Long-term growth of capital
Investment Trust           Management Company          and income.
------------------------------------------------------------------------------------
State Street Research      State Street Research &     High total return, consisting
Aurora (formerly           Management Company          principally of capital
State Street Research                                  appreciation.
Aurora Small Cap
Value)
------------------------------------------------------------------------------------
Putnam International Stock Putnam Investment           Long-term growth of capital.
                           Management, LLC
------------------------------------------------------------------------------------
Putnam Large Cap Growth    Putnam Investment           Capital appreciation.
                           Management, LLC
------------------------------------------------------------------------------------
Harris Oakmark Large Cap   Harris Associates L.P.      Long-term capital
Value                                                  appreciation.
------------------------------------------------------------------------------------
Janus Mid Cap              Janus Capital Management    Long-term growth of capital.
                           Inc.
------------------------------------------------------------------------------------
Neuberger Berman Partners  Neuberger Berman            Capital growth.
Mid Cap Value              Management Inc.
------------------------------------------------------------------------------------
Scudder Global Equity      Deutsche Investment         Long-term growth of capital.
                           Management Americas Inc.
------------------------------------------------------------------------------------
T. Rowe Price Large Cap    T. Rowe Price Associates    Long-term growth of capital
Growth                     Inc.                        and, secondarily, dividend
                                                       income.
------------------------------------------------------------------------------------
T. Rowe Price Small Cap    T. Rowe Price Associates    Long-term growth of capital.
Growth                     Inc.
------------------------------------------------------------------------------------
Lehman Brothers(R)         Metropolitan Life Insurance To equal the performance of
Aggregate Bond Index       Company                     the Lehman Brothers
                                                       Aggregate Bond Index.
------------------------------------------------------------------------------------
MetLife Stock Index        Metropolitan Life Insurance To equal the performance of
                           Company                     the Standard & Poor's 500
                                                       Composite Stock Price
                                                       Index.
------------------------------------------------------------------------------------
Morgan Stanley EAFE(R)     Metropolitan Life Insurance To equal the performance of
Index                      Company                     the MSCI EAFE Index.
------------------------------------------------------------------------------------
Russell 2000(R) Index      Metropolitan Life Insurance To equal the return of
                           Company                     Russell 2000 Index.
------------------------------------------------------------------------------------
MetLife Mid Cap Stock      Metropolitan Life Insurance To equal the performance of
Index                      Company                     the Standard & Poor's
                                                       MidCap 400 Composite Stock
                                                       Index.
------------------------------------------------------------------------------------

The Janus Aspen Series                                 Advisor: Janus
                                                       Capital Management
                                                       LLC
------------------------------------------------------------------------------------
Portfolio                          Sub-Adviser             Investment Objective
------------------------------------------------------------------------------------
Janus Aspen Growth         N/A                         Long-term growth of capital
                                                       in a manner consistent with
                                                       the preservation of capital.
------------------------------------------------------------------------------------


The Invesco Variable Investment                         Advisor: INVESCO
Funds, Inc. ("VIF")                                     Funds Group, Inc.
-------------------------------------------------------------------------------------
Portfolio                           Sub-Adviser             Investment Objective
-------------------------------------------------------------------------------------
INVESCO VIF - High Yield     N/A                        To provide a high level of
                                                        current income by investing
                                                        primarily in bonds and other
                                                        debt securities.
-------------------------------------------------------------------------------------
INVESCO VIF - Core           N/A                        To provide a high total
Utility                                                 return through both growth
                                                        and current income.
-------------------------------------------------------------------------------------
INVESCO VIF - Real           N/A                        Capital Growth.
Estate Opportunity
-------------------------------------------------------------------------------------

The Franklin Templeton Variable Insurance               Advisor: Franklin
Products Trust                                          Advisors, Inc.
-------------------------------------------------------------------------------------
Portfolio                           Sub-Adviser             Investment Objective
-------------------------------------------------------------------------------------
Templeton Foreign            N/A                        Long-term growth of capital.
Securities - Class 1
(formerly Templeton
International Securities)
-------------------------------------------------------------------------------------
Franklin Small Cap - Class 2 N/A                        Long-term growth of capital.
-------------------------------------------------------------------------------------

New England Zenith Fund (Class A)                       Adviser: MetLife
                                                        Advisers, LLC
-------------------------------------------------------------------------------------
Portfolio                           Sub-Adviser             Investment Objective
-------------------------------------------------------------------------------------
Davis Venture Value          Davis Selected Advisors,   Long-term growth of capital.
                             L.P.
-------------------------------------------------------------------------------------
Alger Equity Growth          Fred Alger Management, Inc Long-term capital
                                                        appreciation.
-------------------------------------------------------------------------------------
Loomis Sayles Small Cap      Loomis, Sayles & Company,  Long-term capital growth
                             L.P.                       from investments in common
                                                        stocks or other equity
                                                        securities.
-------------------------------------------------------------------------------------
MFS Investors Trust          Massachusetts Financial    Long-term growth of capital
                             Services Company           with a secondary objective to
                                                        seek reasonable current
                                                        income.
-------------------------------------------------------------------------------------
State Street Research        State Street Research &    High level of current income
Money Market                 Management Company         consistent with preservation
                                                        of capital.
-------------------------------------------------------------------------------------
MFS Research Managers        Massachusetts Financial    Long-term growth of capital.
                             Services Company
-------------------------------------------------------------------------------------
FI Structured Equity         Fidelity Management &      Long-term growth of capital.
(formerly Wespeak Growth     Research Company
and Income)
-------------------------------------------------------------------------------------
State Street Research Bond   State Street Research &    A competitive total return
Income (formerly Back Bay    Management Company         primarily from investing in
Advisors Bond Income)                                   fixed-income securities.
-------------------------------------------------------------------------------------

Alliance Variable Products Series Fund, Inc.        Adviser: Alliance
                                                    Capital Management,
                                                    L.P.
--------------------------------------------------------------------------------
Portfolio                         Sub-Adviser           Investment Objective
--------------------------------------------------------------------------------
Growth and Income -          N/A                    To seek reasonable current
Class B                                             income and reasonable
                                                    opportunity for appreciation
                                                    through investments
                                                    primarily in dividend-paying
                                                    common stocks of good
                                                    quality.
--------------------------------------------------------------------------------
Premier Growth - Class B     N/A                    Growth of capital by
                                                    pursuing aggressive
                                                    investment policies.
--------------------------------------------------------------------------------
Technology - Class B         N/A                    Capital growth.
--------------------------------------------------------------------------------

Met Investors (formerly COVA) Series Trust          Adviser: Met Investors
(Class A)                                           Advisory, LLC
--------------------------------------------------------------------------------
Portfolio                         Sub-Adviser           Investment Objective
--------------------------------------------------------------------------------
JP Morgan Enhanced Index     J.P. Morgan Investment Long-term growth of capital
                             Management, Inc.       and income.
--------------------------------------------------------------------------------
Lord Abbett Bond             Lord, Abbett & Co.     To provide high current
Debenture                                           income and the opportunity
                                                    for capital appreciation to
                                                    produce a high total return.
--------------------------------------------------------------------------------

Fidelity Variable Insurance Products Fund           Adviser:
--------------------------------------------------------------------------------
Portfolio                         Sub-Adviser           Investment Objective
--------------------------------------------------------------------------------
Growth - Service Class       N/A                    Capital appreciation.
--------------------------------------------------------------------------------
Contrafund (R) Service Class N/A                    Long-term capital
                                                    appreciation.
--------------------------------------------------------------------------------
Asset Manager Growth(R) -    N/A                    To maximize total return by
Service Class                                       allocating its assets among
                                                    stocks, bonds, short-term
                                                    investments, and other
                                                    investments.
--------------------------------------------------------------------------------

The Portfolio Share Classes that We Offer

The Funds offer various classes of shares, each of which has a different level of expenses. The Fund prospectuses may provide information for share classes or Portfolios that are not available through the Policy. When you consult the Fund prospectus for a Portfolio, you should be careful to refer only to the information regarding the Portfolio and class of shares that is available through the Policy. The following classes of shares are available under the
Policy:
..  For the Metropolitan Series Fund, Inc., the New England Zenith Fund and the
   Met Investors Series Trust Portfolios, we offer Class A shares only.
..  For the Janus Aspen Series we offer Institutional Class shares only.

..  For the Franklin Templeton Variable Insurance Products Trust we offer Class
   1 shares for the Templeton Foreign Securities portfolio and Class 2 shares for the Franklin Small Cap portfolio.
.. For the Alliance Variable Products Series Fund we offer Class B shares only. .. For the Fidelity Variable Insurance Products Fund we offer Service Class shares only.

Voting Rights

[SIDEBAR: You can give us voting instructions on shares of each Portfolio of a
                   Fund that are attributed to your Policy.]

The Funds have shareholder meetings from time to time to, for example, elect directors and approve some changes in investment management arrangements. We will vote the shares of each Portfolio that are attributed to your Policy based on your instructions. Should we determine that the 1940 Act no longer requires us to do this, we may decide to vote Fund shares in our own right, without input from you or any other owners of variable life insurance policies or variable annuity contracts that participate in a Fund.

Issuing a Policy

If you want to own a Policy, then you must complete an application, which must be received by the Designated Office. We reserve the right to reject an application for any reason permitted by law, and our acceptance of an application is subject to our insurance underwriting rules.

We may choose one of three types of underwriting when selling Policies. We decide which type to use based on the total number of eligible possible insureds for whom you can purchase a Policy and the percentage of those insureds for whom you actually purchase a Policy. The three types of underwriting are:

Guaranteed Issue--requires the least evidence of insurability and rating classification
Simplified Underwriting--requires more evidence of insurability and rating classification
Full Underwriting--requires the most evidence of insurability and rating classification

An insured who is a standard risk under Simplified Underwriting or Guaranteed Issue may have a higher cost of term insurance rate than would apply to the same insured under Full Underwriting.

[SIDEBAR: We will issue a Policy to you as owner. You will have all the rights under the Policy including the ability to name a new owner or contingent owner.]

Generally, we will issue a Policy only for insureds that are age 70 or less (although we may decide to permit an insured that is older) that have provided evidence of insurability that we find acceptable. An "insured" is the person upon whose life we issue the Policy. For the purpose of computing the insured's age under the Policy, we start with the insured's age on the Date of Policy which is set forth in the Policy. Age under the Policy at any other time is then computed using that issue age and adding the number of full Policy years completed.

The Date of Policy is usually the date the Policy application is approved. We use the Date of Policy to calculate the Policy years (and Policy months and monthly anniversaries). We may permit a Date of Policy that is earlier than the date the application is approved if there have been no material misrepresentations in the application in order to preserve a younger age for the insured.

You may request that your Date of Policy be the same date the planned periodic premium is received. In these cases, you would incur a charge for insurance protection before insurance coverage starts. However, the earlier Date of Policy gives you the potential advantage of having the premium applied to the Separate or Fixed Account on an earlier date if a payment is received.

Insurance coverage under the Policy will generally begin at the time the application is approved. For coverage to be effective, the insured's health must be the same as stated in the application and, in most states, the insured must not have sought medical advice or treatment after the date of the application.

    [SIDEBAR: (You can make voluntary planned periodic premium payments and unscheduled premium payments.)]
Payment and Allocation of Premiums

The payment of premiums won't guarantee that your Policy will remain in force. Rather, this depends on your Policy's cash surrender value.

Paying Premiums

You can make premium payments, subject to certain limitations discussed below, through the:

Voluntary Planned Periodic Premium Schedule: You choose the schedule on your application. The schedule sets forth the amount of premiums, fixed payment intervals and the period of time that you intend to pay premiums. The schedule can be: (a) annual; (b) semi-annual; or (c) through another method to which we agree. After payment of the first planned periodic premium, you do not have to pay premiums in accordance with your voluntary planned period premium schedule.

Unscheduled Premium Payment Option:  You can make premium payments at any time.

Maximum and Minimum Premium Payments

..  The first premium may not be less than the planned premium.
..  After the first Policy year, your voluntary planned periodic payments must be at least $100, whether on an annual or semi-annual basis.
..  Unscheduled premium payments must be at least $100 each. We may change this minimum amount on 90 days' notice to you.
.. You may not pay premiums that exceed tax law premium limitations for life insurance policies. We will return any amounts that exceed these limits except that we will keep any amounts that are required to keep the Policy from terminating. We will let you make premium payments that would turn your Policy into a modified endowment contract, but we will tell you of this status in your annual statement, and if possible, we will tell you how to reverse the status.
.. We reserve the right not to sell a Policy to any group or individual associated with such group if the total amount of annual premium that is expected to be paid in connection with all Policies sold to the group or individuals associated with such group is less than $250,000.

.. We may require evidence of insurability for premium payments that cause the minimum death benefit to exceed the death benefit then in effect under the death benefit option chosen.

Allocating Net Premiums

[SIDEBAR: (Net premiums are your premiums minus the charges deducted from your premiums.)]
Your allocations of net premiums to the Fixed Account are effective as of the Investment Start Date. See "Investment Start Date" description below in "Other Policy Provisions--When Your Requests Become Effective." Your allocations of net premiums to the investment divisions of the Separate Account are effective as of the end of the free look period. During the free look period, we allocate the net premium payments you allocated to the investment divisions to the State Street Research Money Market investment division. At the end of the free look period, we will then allocate your cash value in that investment division among all the Separate Account investment divisions according to your net premium allocation instructions.

You can instruct us to allocate your net premiums among the Fixed Account and the investment divisions. The percentage of your net premium allocation into each of these investment options must be in whole numbers. You can change your allocations (effective after the end of the free look period) at any time by giving us written notification at our Designated Office or in any other manner that we permit. If you have cash value of at least $60,000,000 in the Fixed Account for all Policies you own, we will have to give prior approval to any allocation of net premium or transfer of cash value to the Fixed Account.

Insurance Proceeds

If the Policy is in force, we will pay your beneficiary the insurance proceeds as of the end of the Valuation Period that includes the insured's date of death. We will pay this amount after we receive documents that we request as due proof of the insured's death. The beneficiary can receive the death benefit in a single sum or under an income plan described below. You may make this choice during the insured's lifetime. If no selection is made we will place the amount in an account to which we will credit interest, and the beneficiary will have immediate access to all or part of that amount. The beneficiary has one year from the date the insurance proceeds are paid to change the selection from a single sum payment to an income plan, as long as we have made no payments from the interest-bearing account. If the terms of the income plan permit the beneficiary to withdraw the entire amount from the plan, the beneficiary can also name contingent beneficiaries.

The insurance proceeds equal:
..  The death benefit under the death benefit option or minimum death benefit that is in effect on the date of death; plus
..  Any additional insurance proceeds provided by rider; minus
.. Any unpaid Policy loans and accrued interest thereon, and any due and unpaid charges accruing during a grace period.

Death Benefit Options

[SIDEBAR: The Policy generally offers a choice of three death benefit options. You can generally change your death benefit option.]

You can choose among three options. You select which option you want in the Policy application. The three options are:
..  Option A: The death benefit is a level amount and equals the specified face amount of the Policy.
..  Option B: The death benefit varies and equals the specified face amount of the Policy plus the cash value on the date of death.
.. Option C: The death benefit varies and equals the specified face amount of the Policy plus the amount by which the Policy premiums paid exceed withdrawals made.

You have the flexibility to include, at Policy issue, a yearly renewable term rider. This rider is generally not available with Policies issued prior to May 1, 1996 or in connection with certain employer sponsored plans effective prior to August 1, 2000.

There are issues that you should consider in choosing your death benefit option. For example, under Options B and C, the cash value or other amounts are added to the specified face amount. Therefore, the death benefit will generally be greater under these options than under Option A, for Policies with the same specified face amount and premium payments. By the same token, the cost of insurance will generally be greater under Options B and C than under Option A.

[SIDEBAR: You can generally increase or decrease your Policy's specified face amount.]

You can change your death benefit option after the first Policy year, provided that:
..  Your cash surrender value after the change would be enough to pay at least two monthly deductions.
..  The specified face amount continues to be no less than the minimum we allow after a decrease.
..  The total premiums you have paid do not exceed the then current maximum premium limitations permitted under Internal Revenue Service rules.
.. You provide evidence satisfactory to us of the insured's insurability, as we may require.

Any change will be effective on the monthly anniversary on or immediately following the Date of Receipt of the request (or following the date we approve it if we require evidence of insurability). A change in death benefit option will cause us to automatically increase or decrease your specified face amount so that the amount of the death benefit is not changed on the effective date of the new death benefit option.

Before you change your death benefit option you should consider the following:
.. If the term insurance portion of your death benefit changes, as it may with a change from Option A to B or C and vice versa, the term insurance charge will also change. This will affect your cash value and, in some cases, the death benefit levels.
.. If your specified face amount changes because of the change in death benefit option, consider also the issues presented by changing your specified face amount that are described under "Specified Face Amount," below. These issues include the possibility: that your Policy would become a modified endowment contract; that you would receive a taxable distribution; and of changes in the maximum premium amounts that you can pay.

Minimum Death Benefit

In no event will the Policy death benefit (plus the proceeds under any yearly renewable term rider on the insured's life) be lower than the minimum amount required to maintain the Policy as life insurance under the federal income tax laws. We determine this minimum by applying either the:

I. Cash Value Accumulation Test or

II. Guideline Premium/Cash Value Corridor Test.

You choose the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test before we issue your Policy. Before choosing between these two tests you should consider the following:
.. The Cash Value Accumulation Test may allow you to pay a greater amount in premiums for the same amount of death benefit under federal income tax laws and still qualify as life insurance. You should ask for an illustration comparing results under both tests.
.. Increases in death benefits by operation of the Cash Value Accumulation Test will result in a higher monthly cost of term insurance. Such increases can also occur under the Guideline Premium/Cash Value Corridor Test, although this is less likely.

Specified Face Amount

Choosing Your Initial Specified Face Amount
The specified face amount is the basic amount of insurance specified in your Policy. The Minimum Initial Specified Face amount is the smallest amount of specified face amount for which a Policy may be issued. Currently this amount is $100,000. You should consider whether to take all of your coverage as specified face amount or whether to take some coverage, if available, under our yearly renewable term insurance benefit.

Changing Your Specified Face Amount
Generally, you may change your specified face amount at any time after the first Policy year. Any change will be effective on: the monthly anniversary on or next following the (a) Date of Receipt of your request; or (b) if we require evidence of insurability, the date we approve your request.

The yearly renewable term insurance benefit provides coverage on the insured to age 95. You may purchase this rider, if available, only at Policy issue, though the amount of coverage of an existing rider will change with changes to the Policy to maintain the proportionate allocation of the total insurance amount between the Policy and the Rider. Since the amount of annual target premium (See "Charges and Deductions--Annual Target Premium") is not affected by this rider, the amount of sales charge you pay may be less if coverage is obtained through this rider rather than as part of the Policy. However, the current charges for the cost of insurance are higher and commissions that we pay our representatives may be lower under this rider. You should consider these factors before allocating the insurance coverage between the Policy and this rider.

No reduction may decrease the specified face amount below the Minimum Initial Specified Face Amount during the first five Policy years or one half that amount thereafter. These minimums also apply to decreases that result from partial withdrawals or changes in death benefit options. If there have been previous specified face amount increases, any decreases in specified face amount will be made in the following order: (i) the specified face amount provided by the most recent increase; (ii) the next most recent increases successively; and (iii) the initial specified face amount. You may increase the specified face amount only if the cash surrender value after the change is large enough to cover at least two monthly deductions based on your most recent cost of term insurance charge. Any increase may require that we receive additional evidence of insurability that is satisfactory to us. We may also impose a one-time underwriting charge.

Before you change your specified face amount you should consider the following:
.. The term insurance portion of your death benefit will likely change and so will the term insurance charge. This will affect the insurance charges, cash value and, in some cases, death benefit levels.
.. Reducing your specified face amount in the first 15 Policy years may result in our returning an amount to you which could then be taxed on an income first basis.
.. The amount of additional premiums that the tax laws permit you to pay into your Policy may increase or decrease. The additional amount you can pay without causing your Policy to be a modified endowment contract for tax purposes may also increase or decrease.
.. In some circumstances, the Policy could become a modified endowment contract. .. For Policies issued on or after May 1, 1996 in connection with other than certain employer sponsored plans effective prior to August 1, 2000, the sales charge and the administration charge may change.

Income Plans

[SIDEBAR: Generally you can receive the Policy's insurance proceeds, amounts payable at the Final Date or amounts paid upon surrender under an income plan instead of in a lump sum.]

The insurance proceeds can be paid under a variety of income plans that are available under the Policy.

Generally, we currently make the following income plans available:
..  Interest income
..  Installment Income for a Stated Period
..  Installment Income of a Stated Amount
..  Single Life Income--Guaranteed Payment Period
..  Single Life Income--Guaranteed Return
..  Joint and Survivor Life Income

Before you purchase an income plan you should consider:
.. The tax consequences associated with the Policy proceeds, which can vary considerably, depending on whether a plan is chosen. You or your beneficiary should consult with a qualified tax adviser about tax consequences.
.. That your Policy will terminate at the time you purchase an income plan and you will receive a new contract, which describes the terms of the income plan. You should carefully review the terms of the new contract, because it contains important information about the terms and conditions of the income plan.
..  That these plans do not have a variable investment return.

Cash Value, Transfers and Withdrawals

Cash Value

[SIDEBAR: Your Policy is designed to accumulate cash value.]

Your Policy's cash value equals:
..  The Fixed Account cash value, plus
..  The Policy Loan Account cash value, plus
..  The Separate Account cash value.

Your Policy's cash surrender value equals your cash value minus any outstanding Policy loans (plus accrued interest).

The Separate Account cash value allocated to each investment division is calculated as follows:

.. On your Investment Start Date, the Policy's cash value in an investment division will equal the portion of any net premium allocated to the investment division, reduced by the portion of any monthly deductions allocated to the Policy's cash value in that investment division.
..  Thereafter, at the end of each Valuation Period the cash value in an investment division will equal:
..  The cash value in the investment division at the beginning of the Valuation
   Period; plus
..  All net premiums, loan repayments and cash value transfers into the investment division during the Valuation Period; minus
..  All partial cash withdrawals, loans and cash value transfers out of the investment division during the Valuation Period; minus
..  The portion of the any charges and deductions allocated to the cash value in the investment division during the Valuation Period; plus
.. The net investment return for the Valuation Period on the amount of cash value in the investment division at the beginning of the Valuation Period. The net investment return currently equals the rate of increase or decrease in the net asset value per share of the underlying Fund Portfolio over the Valuation Period, adjusted upward to take appropriate account of any dividends and other distributions paid by the Portfolio during the period. The net investment return could in the future be reduced by a charge for taxes that we have the right to impose.

Cash Value Transfers

[SIDEBAR: You can transfer your cash value among the investment divisions and the Fixed Account at any time beginning after the end of the free look period.]

The minimum amount you may transfer is $50 or, if less, the total amount in an investment option. You may make transfers at any time. The maximum amount that you may transfer or withdraw from the Fixed Account in any Policy year is the greater of $50 and 25% of the largest amount in the Fixed Account over the last four Policy years. This limit does not apply to a full surrender, any loans taken, or any transfers under a systematic investment strategy. We may also limit the number of investment options to which you may transfer cash value, and, under certain conditions, we may have to approve transfers to the Fixed Account (see "Payment and Allocation of Premiums--Allocating Net Premiums."

Each Fund may restrict or refuse certain transfers among or purchases of shares in their Portfolios as a result of certain market timing activities. You should read each Fund's prospectus for more details.

We reserve the right to refuse to accept any transaction request where the request would tend to disrupt administration of the Policies or is not in the best interests of Policy owners or the Separate Account.

Systematic Investment Strategies: You can choose one of four currently available strategies. You can also change or cancel your choice at any time.
.. Equity Generator/ SM/. Allows you to transfer the interest earned on amounts in the Fixed Account in any Policy month equal to at least $20 to the MetLife Stock Index investment division or the State Street Research Aggressive Growth investment division. The transfer will be made at the beginning of the Policy month following the Policy month in which the interest was earned.
..  Equalizer/ SM/.  Allows you to periodically equalize amounts in your Fixed
   Account and either the MetLife Stock Index investment division or the State Street Research Aggressive Growth investment division. We currently make equalization each quarter. We will terminate this strategy if you make a transfer out of the investment division or the Fixed Account that isn't part of the strategy. You may then reelect the Equalizer on your next Policy anniversary.
.. Rebalancer/ SM/. Allows you to periodically redistribute amounts in the Fixed Account and investment divisions in the same proportion that the net premiums are then being allocated. We currently make the redistribution at the beginning of each quarter.
..  Allocator/ SM/.  Allows you to systematically transfer money from the State
   Street Research Money Market investment division to the Fixed Account and/or any investment division(s). You must have enough cash value in the State Street Research Money Market investment division to enable the election to be in effect for three months. The election can be to transfer each month:
..  A specific amount until the cash value in the State Street Research Money
   Market investment division is exhausted.
..  A specific amount for a specific number of months.
.. Amounts in equal installments until the total amount you have requested has been transferred.

Transfers By Telephone: We may, if permitted by state law, decide in the future to allow you to make transfer requests, changes to Systematic Investment Strategies and allocations of future net premium by phone. We may also allow you to authorize your sales representative to make such requests. The following procedures would apply:
.. We must have received your authorization in writing satisfactory to us, to act on instructions from any person that claims to be you or your sales representative, as applicable, as long as that person follows our procedures.
.. We will institute reasonable procedures to confirm that instructions we receive are genuine. Our procedures will include receiving from the caller your personalized data.
..  All telephone calls will be recorded.
..  You will receive a written confirmation of any transaction.
.. Neither the Separate Account nor we will be liable for any loss, expense or cost arising out of a telephone request if we reasonably believed the request to be genuine.

Surrender and Withdrawal Privileges

    [SIDEBAR: You can surrender your Policy for its cash surrender value.]

We may ask you to return the Policy before we honor your request to surrender your Policy. You can choose to have the proceeds paid in a single sum, or under an income plan. If the insured dies after you surrender the Policy but before the end of the Policy month in which you surrendered the Policy, we will pay your beneficiary an amount equal to the difference between the Policy's death benefit and its cash value, computed as of the surrender date.

You can make partial withdrawals if:
..  The withdrawal would not result in the cash surrender value being less than sufficient to pay 2 monthly deductions.
..  The withdrawal is at least $250.
..  The withdrawal would not result in total premiums paid exceeding any then current maximum premium limitation determined by Internal Revenue Code Rules. .. The withdrawal would not result in your specified face amount falling below the minimum allowable amount after a decrease, as described under "Insurance Proceeds--Specified Amount--Changing Your Specified Face Amount," above.

If you make a request for a partial withdrawal that is not permitted, we will tell you and you may then ask for a smaller withdrawal or surrender the Policy. We will deduct your withdrawal from the Fixed Account and the investment divisions in the same proportion that the Policy's cash value in each such option bears to the total cash value of the Policy in the Fixed Account and the investment divisions.

As regards payment of amounts attributable to a check, we can wait for a reasonable time (15 days or less) to let the check clear.

Before surrendering your Policy or requesting a partial withdrawal you should consider the following:
..  Amounts received may be taxable as income and, if your Policy is a modified endowment contract, subject to certain tax penalties.
..  Your Policy could become a modified endowment contract.
..  For partial withdrawals, your death benefit will decrease, generally by the amount of the withdrawal.
..  For partial withdrawals, your specified face amount may also decrease. For
   Option A Policies, your specified face amount will decrease by the amount of the withdrawal. For Option B Policies, a withdrawal will not decrease the specified face amount. For Option C Policies, your specified face amount will decrease by the amount, if any, by which cumulative withdrawals exceed cumulative premiums paid.

In some cases you may be better off taking a Policy loan, rather than a partial withdrawal.

Benefit at Final Date

The Final Date is the Policy anniversary on which the insured is Age 95. Subject to certain conditions, we will allow you to extend that date where permitted by state law. If the insured is living on the Final Date, we will pay you the cash surrender value of the Policy. You can receive the cash surrender value in a single sum, in an account that earns interest, or under an available income plan.

Loan Privileges

   [SIDEBAR: (You can borrow from us and use your Policy as security for the loan.)]
The amount of each loan must be:
..  At least $250.
..  No more than the greater of the cash surrender value less two monthly deductions and 75% of the cash surrender value (unless state law requires a different percentage to be applied, as set forth in your Policy) when added to all other outstanding Policy loans.

As of your loan request's Date of Receipt, we will:
.. Remove an amount equal to the loan from your cash value in the Fixed Account and each investment division of the Separate Account in the same proportion as the Policy's cash value in each such option bears to the total cash value of the Policy in the Fixed Account and the investment divisions.
.. Transfer such cash value to the Policy loan account, where it will be credited with interest at a rate equal to the loan rate charged less a percentage charge, based on expenses associated with Policy loans, determined by us. This percentage charge will not exceed 2%, and the minimum rate we will credit to the Policy Loan Account will be 4% per year. At least once a year, we will transfer any interest earned in your Policy loan account to the Fixed Account and the investment divisions, according to the way that we then allocate your net premiums.
.. Charge you interest, which will accrue daily. We will tell you the initial interest rate that applies to your loan and mail you advance notices of any increases applicable to existing loans. The interest rate charged for a Policy year will never be more than the maximum allowed by law and will generally be the greater of:
..  The published monthly average for the calendar month ending two months before the start of such year; and
.. The guaranteed rate used to credit interest to the cash value allocated to the Fixed Account for the Policy, plus no more than 1%.

The published monthly average means (a) Moody's Corporate Bond Yield Average Monthly Average Corporates, as published by Moody's Investors Service, Inc. or any successor service; or (b) If the Moody's average is not published, a substantially similar average established by regulation issued by the insurance supervisory official of the state in which your Policy is delivered.

Your interest payments are due at the end of each Policy year and if you don't pay the amount within 31 days after it is due, we will treat it as a new Policy loan, which will be taken from the Fixed Account and the investment divisions by the same method as other loans.

Repaying your loans (plus accrued interest) is done by sending in payments at least equal to $25. You should designate whether a payment is intended as a loan repayment or a premium payment, since we will treat any payment for which no designation is made as a premium payment. We will allocate your repayment to the Fixed Account and the investment divisions, in the same proportion that net premiums are then allocated, except that amounts borrowed from the Fixed Account will be repaid to the Fixed Account first.

Before taking a Policy loan you should consider the following:
..  Interest payments on loans are generally not deductible for tax purposes.
..  Under certain situations, Policy loans could be considered taxable distributions.
.. Amounts held in your Policy loan account do not participate in the investment experience of the investment divisions or receive the interest rate credited to the Fixed Account either of which may be higher than the interest rate credited on the amount you borrow.
..  If you surrender your Policy or if we terminate your Policy, or at the Final
   Date, any outstanding loan amounts (plus accrued interest) will be taxed as a distribution. (See "Federal Tax Matters--Loans" below.)

.. A Policy loan increases the chances of our terminating your policy due to insufficient cash value. We will terminate your Policy with no value if: (a) on a monthly anniversary your loans (plus accrued interest) exceed your cash value minus the monthly deduction; and (b) we tell you of the insufficiency and you do not make a sufficient payment within 61 days of the monthly anniversary.
.. Your Policy's death proceeds will be reduced by any unpaid loan (plus accrued interest).

Optional Rider Benefits

You may be eligible for certain benefits provided by rider, subject to certain underwriting requirements and the payment of additional premiums. We will deduct any charges for the rider(s) (other than the charge for the interim term insurance rider) as part of the monthly deduction. Generally, we currently make the following benefits available by rider:

             .  Disability Waiver of    .  Interim Term Insurance
                Monthly Deduction          Benefit
                Benefit/(1)/
             -----------------------------------------------------
             .  Accidental Death        .  Yearly Renewable Term
                Benefit                    Insurance Benefit/(3)/
             -----------------------------------------------------
             .  Accelerated Death       .  Enhanced Cash
                Benefit/(2)/               Surrender Value
                                           Rider/(4)/
             -----------------------------------------------------
--------
/1/ An increase in specified face amount may not be covered by this rider. If not, the portion of the monthly deduction associated with the increase will continue to be deducted from the cash value, which if insufficient, could result in the Policy's termination. For this reason, it may be advantageous for the owner, at the time of total disability, to reduce the specified face amount to that covered by this rider.

/2/ Payment under this rider may affect eligibility for benefits under state or federal law. This rider is currently not available in New Jersey or Massachusetts.

/3/ Generally not available in connection with large groups.

/4/ This rider may be attached at issue if you request it.

Each rider contains important information, including limits and conditions that apply to the benefits. If you decide to purchase any of the riders, you should carefully review their provisions to be sure the benefit is something that you want. These riders may not be available in all states.

You should also consider:
..  That the addition of certain riders can restrict your ability to exercise certain rights under the Policy.
.. That the amount of benefits provided under the rider is not based on investment performance of a separate account; but, if the Policy terminates because of poor investment performance or any other reason, the riders generally will also terminate.
.. The tax consequences. You should also consult with your tax advisor before purchasing one of the riders.

Charges and Deductions

Policy Charges

 [SIDEBAR: (Carefully review the Fee Tables in this Prospectus which set forth the charges that you pay under your Policy. )]

The Policy charges compensate us for our expenses and risks. Any distinctions we make about the specific purposes of the different charges are imprecise, and we are free to keep and use our revenues or profits for any other purpose, including paying any of our costs and expenses in connection with the Policies. Our revenues from any particular charge may be more or less than any costs or expenses that charge may be intended primarily to cover. The following sets forth additional information about some (but not all) of the Policy charges.

Annual Target Premium: We use the concept of annual target premium to determine certain limits on sales and administrative charges under the Policy. We define the annual target premium to be:

For Policies issued prior to May 1, 1996 or issued in connection with certain employer sponsored plans effective prior to August 1, 2000, 50% of the estimated annual amount which satisfied the 7-Pay test under federal tax law based on the issue age of the insured and the initial specified face amount. (See "Federal Tax Matters--Modified Endowment Contracts.")

For all other Policies, 100% of the estimated annual amount that satisfied the 7-Pay test based on the issue age of the insured, the specified face amount of insurance and standard underwriting class. For such Policies, the annual target premium amount is increased and decreased proportionately for increases and decreases in the specified face amount of the Policy.

For some Policies, an increase or decrease in the specified face amount will result in a proportionate increase or decrease in the annual target premium. This could, in turn, increase or decrease sales and administrative charges.

Administrative Charge: We make this charge primarily to compensate us for expenses we incur in the administration of the Policy, including our underwriting and start-up expenses.

Charge for Average Expected State Taxes Attributable To Premiums: We make this charge to reimburse us for the state premium taxes that we must pay on premiums we receive. Premium taxes vary from state to state and currently range from 0 to 3.5%. Our charge approximates the average tax rate we expect to pay on premiums we receive from all states.

Charges Included in the Monthly Deduction: We allocate the monthly deduction (except for the monthly mortality and expense risk charge) among the Fixed Account and each investment division of the Separate Account in the same proportion as the Policy's cash value in each such option bears to the total cash value of the Policy in the Fixed Account and the investment divisions. We deduct the monthly deductions as of each monthly anniversary, commencing with the Date of Policy.

..  Cost of Term Insurance.  This charge varies monthly based on many factors.
   Each month, we determine the charge by multiplying your cost of insurance rates by the term insurance amount.

  The term insurance amount is the death benefit at the beginning of the Policy month divided by a discount factor to account for an assumed return during the month; minus the cash value at the beginning of the Policy month after deduction of all other applicable charges. Factors that affect the term insurance amount include the specified face amount, the cash value and the death benefit option you choose (generally, the term insurance amount will be higher for Options B and C).

  The term insurance rate is based on our expectations as to future experience, taking into account the insured's sex (if permitted by law), age, underwriting class and rate class. The rates will never exceed the guaranteed rates, which are based on certain 1980 Commissioners Standard Ordinary Mortality Tables. Our current rates are lower than the maximums in most cases. We review our rates periodically and may adjust them, but we will apply the same rates to everyone who has had their Policy for the same amount of time and who is the same age, sex and rateclass. As a general rule, the cost of insurance rate increases each year you own your Policy, as the insured's age increases.

  Rate class relates to the level of mortality risk we assume with respect to an insured. It can be the standard rate class, or one that is higher (and if the insured is 20 or older, we may divide rate class by smoking status). The insured's rate class will affect your cost of term insurance.

  You can also have more than one rate class in effect, if the insured's rate class has changed and you change your specified face amount. A better rate class will lower the cost of term insurance on your entire Policy and a worse rate class will affect the portion of your cost of term insurance charge attributable to the specified face amount increase.

.. Mortality and Expense Risk Charge. We make this monthly charge primarily to compensate us for mortality risks that insureds may live for a shorter period than we expect; and expense risks that our issuing and administrative expenses may be higher than we expect. This monthly charge is allocated proportionately to the cash value in each investment division of the Separate Account.

Variations In Charges: We may vary a charge by group, based on anticipated variations in our costs or risks associated with the group or individuals in the group that the charge was intended to cover. Our variations in the charges will be made in accordance with our established and uniformly applied administrative procedures. We consider a variety of factors in determining charges, including but not limited to:
..  The nature of the group and its organizational framework
..  The method by which sales will be made to the individuals associated with the group
..  The facility by which premiums will be paid
..  The group's capabilities with respect to administrative tasks
..  Our anticipated persistency of the Policies
..  The size of the group and the number or years it has been in existence
.. The aggregate amount of premiums we expect to be paid on the Policies owned by the group or by individuals associated with the group

Any variations in charges will be reasonable and will not be unfairly discriminatory to the interests of any Policy owner.

Portfolio Company Charges

Each of the Portfolios pays an investment management fee to its investment manager. Each Portfolio also incurs other direct expenses. See the fuller description contained in the Fee Table section of this Prospectus (also see the Fund Prospectus and Statement of Additional Information referred to therein for each Fund). You bear indirectly your proportionate share of the fees and expenses of the Portfolios of each Fund that correspond to the Separate Account investment divisions you are using.

Other Charges

Additional Taxes. In general, we don't expect to incur federal, state or local taxes upon the earnings or realized capital gains attributable to the assets in the Separate Account relating to the cash surrender value of the Policies. If we do incur such taxes, we reserve the right to charge cash value allocated to the Separate Account for these taxes.

Cash Value Transfers. We do not currently charge for any transfer amounts. We reserve the right to assess a charge in the future against all transfers. Currently, transfers are not taxable transactions.

Policy Termination and Reinstatement

Termination:  We will terminate your Policy without any cash surrender value if:
..  The cash surrender value is less than the monthly deduction;
.. We do not receive a sufficient premium payment within the 61-day grace period to cover the monthly deduction. We will mail you notice if any grace period starts.

Reinstatement: Upon your request, we will reinstate your Policy (without reinstating any amounts in a Policy loan account), subject to certain terms and conditions that the Policy provides. We must receive your request within 3 years (or any longer period required by state law) after the end of the grace period and before the Final Date. You also must provide us:
..  A written application for reinstatement (the date we approve the application will be the effective date of the reinstatement).
..  Evidence of insurability that we find satisfactory.
..  An additional premium amount that the Policy prescribes for this purpose.

Federal Tax Matters

[SIDEBAR: You should consult with your own tax advisor to find out how taxes can affect your benefits and rights under your Policy.]

The following is a brief summary of some tax rules that may apply to your Policy. You should consult with your own tax advisor to find out how taxes can affect your benefits and rights under your Policy, especially before you make unscheduled premium payments, change your specified face amount, change your death benefit option, change coverage provided by riders, take a loan or withdrawal, or assign or surrender the Policy.

Insurance Proceeds
..  Generally excludable from your beneficiary's gross income.
.. The proceeds may be subject to federal estate tax: (i) if paid to the insured's estate; or (ii) if paid to a different beneficiary if the insured possessed incidents of ownership at or within three years before death.
.. If you die before the insured, the value of your Policy (determined under IRS rules) is included in your estate and may be subject to federal estate tax.
.. Whether or not any federal estate tax is due is based on a number of factors including the estate size.

Cash Value (If Your Policy Is Not a Modified Endowment Contract)
.. You are generally not taxed on your cash value until you withdraw it, surrender your Policy or receive a distribution on the Final Date. In these cases, you are generally permitted to take withdrawals up to the amount of premiums paid without any tax consequences. However, withdrawals will be subject to income tax after you have received amounts equal to the total premiums you paid. Somewhat different rules apply in the first 15 Policy years, when a distribution may be subject to tax if there is a gain in your Policy (which is generally when your cash value exceeds the cumulative premiums you paid). Finally, if your Policy is part of an equity split dollar arrangement, there is a risk that some portion of the cash value may be taxed prior to any Policy distribution.

Loans
.. Loan amounts received will generally not be subject to income tax, unless your Policy is or becomes a modified endowment contract, is exchanged or terminates.
.. Interest on loans is generally not deductible. For businesses that own a Policy, at least part of the interest deduction unrelated to the Policy may be disallowed unless the insured is a 20% owner, officer, director or employee of the business.
..  If your Policy terminates (upon surrender, cancellation, lapse, the Final
   Date or, in most cases, exchanges) while any Policy loan is outstanding, the amount of the loan plus accrued interest thereon will be deemed to be a "distribution" to you. Any such distribution will have the same tax consequences as any other Policy distribution.

Thus, there will generally be federal income tax payable on the amount by which withdrawals and loans exceed the premiums paid to date. Please be advised that amounts borrowed and withdrawn reduce the Policy's cash value and any remaining Policy cash value may be insufficient to pay the income tax on your gains.

Modified Endowment Contracts
These contracts are life insurance contracts where the premiums paid during the first 7 years after the Policy is issued, or after a material change in the Policy, exceed tax law limits referred to as the "7-pay test." Material changes in the Policy include changes in the level of benefits and certain other changes to your Policy after the issue date. Reductions in benefits during a 7-pay period may cause your Policy to become a modified endowment contract. Generally, a life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract. The IRS has promulgated a procedure for the correction of inadvertent modified endowment contracts.

If your Policy is considered a modified endowment contract the following applies:
..  The death benefit will generally be income tax free to your beneficiary, as discussed above.
.. Amounts withdrawn or distributed before the insured's death, including loans, assignments and pledges, are treated as income first and subject to income tax (to the extent of any gain in your Policy). All modified endowment contracts you purchase from us and our affiliates during the same calendar year are treated as a single contract for purposes of determining the amount of any such income.
.. An additional 10% income tax generally applies to the taxable portion of the amounts received before age 591/2 except generally if you are disabled or if the distribution is part of a series of substantially equal periodic payments made over life expectancy.

Diversification
In order for your Policy to qualify as life insurance, we must comply with certain diversification standards with respect to the investments underlying the Policy. We believe that we satisfy and will continue to satisfy these diversification standards. Inadvertent failure to meet these standards may be able to be corrected. Failure to meet these standards would result in immediate taxation to Policy owners of gains under their Policies.

Changes to Tax Rules and Interpretations
Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Policy. These changes may take effect retroactively. We reserve the right to amend the Policy in any way necessary to avoid any adverse tax treatment. Examples of changes that could create adverse tax consequences include:
..  Possible taxation of cash value transfers between investment funds.
..  Possible taxation as if you were the owner of your allocable portion of the
   Separate Account's assets.
..  Possible limits on the number of investment funds available or the frequency of transfers among them.
..  Possible changes in the tax treatment of Policy benefits and rights.

[SIDEBAR: You can contact us at our Designated Office.]

Contacting Us

You can communicate all of your requests, instructions and notifications to us by contacting us in writing at our Designated Office. We may require that certain requests, instructions and notifications be made on forms that we provide. These include: changing your beneficiary; taking a Policy loan; changing your death benefit option; taking a partial withdrawal; surrendering your Policy; making transfer requests (including elections with respect to the systematic investment strategies) or changing your premium allocations. Our Designated Office is our home office at 1 Madison Avenue, New York, NY 10010. We may name additional or alternate Designated Offices. If we do, we will notify you in writing.

Rights We Reserve

We reserve the right to make certain changes if we believe the changes are in the best interest of our Policy owners or would help carry out the purposes of the Policy. We will make these changes in the manner permitted by applicable law and only after getting any necessary owner and regulatory approval. We will notify you of any changes that result in a material change in the underlying investments in the investment divisions, and you will have a chance to transfer out of the affected division (without charge). Some of the changes we may make include:
..  Operating the Separate Account in any other form that is permitted by applicable law.
..  Changes to obtain or continue exemptions from the 1940 Act.
.. Transferring assets among investment divisions or to other separate accounts, or our general account or combining or removing investment divisions from the Separate Account.
..  Substituting Fund shares in an investment division for shares of another portfolio of a Fund or another fund or investment permitted by law.
.. Changing the way we assess charges without exceeding the aggregate amount of the Policy's guaranteed maximum charges.

.. Making any necessary technical changes to the Policy to conform it to the changes we have made.

Whether to make any of the above discussed changes is generally within our discretion, although some such changes might require us to obtain regulatory or Policy owner approval. Whether regulatory or Policy owner approval is required would depend on the nature of the change and, in many cases, the manner in which the change is implemented. You should not assume, therefore, that you necessarily will have an opportunity to approve or disapprove any such changes. Such circumstances could, however, include changes in law or interpretations thereof; changes in financial or investment market conditions; changes in accepted methods of conducting operations in the relevant market; or a desire to achieve material operating economies or efficiencies.

[SIDEBAR: Carefully review your Policy which contains a full discussion of all its provisions.]

Other Policy Provisions

Free Look Period
You can return the Policy during this period. The period is the later of:
..  10 days after you receive the Policy (unless state law requires your Policy to specify a longer specified period); and .. the date we receive a receipt signed by you.

If you return your Policy, we will send you a complete refund of any premiums paid (or cash value plus any charges deducted if state law requires) within seven days.

Suicide
If the insured commits suicide within the first two Policy years (or any other period required by state law), your beneficiary will receive all premiums paid (without interest), less any outstanding loans (plus accrued interest) and withdrawals taken. Similarly, we will pay the beneficiary only the cost of any increase in specified face amount if the insured commits suicide within two years of such increase.

Assignment and Change in Ownership
You can assign your Policy as collateral if you notify us in writing. The assignment or release of the assignment is effective when it is recorded at the Designated Office. We are not responsible for determining the validity of the assignment or its release. Also, there could be serious adverse tax consequences to you or your beneficiary, so you should consult with your tax adviser before making any change of ownership or other assignment.

Reports
Generally, you will promptly receive statements confirming your significant transactions such as:
..  Change in specified face amount.
..  Change in death benefit options.
..  Transfers among investment divisions (including those through Systematic
   Investment Strategies, which are confirmed quarterly).
..  Partial withdrawals.
..  Loan amounts you request.
..  Loan repayments and premium payments.

If your premium payments are made through a systematic payment method, we will not send you any confirmation in addition to the one you receive from your employer.

We will also send you an annual statement within 30 days after a Policy year that will summarize the year's transactions and include information on:
..  Deductions and charges.
..  Status of the death benefit.
..  Cash and cash surrender values.
..  Amounts in the investment divisions and Fixed Account.
..  Status of Policy loans.
..  Automatic loans to pay interest.
..  Information on your modified endowment contract status (if applicable).

We will also send you a Fund's annual and semi-annual reports to shareholders.

When Your Requests Become Effective
Generally, requests, premium payments and other instructions and notifications are effective on the Date of Receipt. In those cases, the effective time is at the end of the Valuation Period during which we receive them at our Designated Office. (Some exceptions to this general rule are noted below and elsewhere in this Prospectus.)

A Valuation period is the period between two successive Valuation Dates. It begins at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date. The close of regular trading is 4:00 p.m., Eastern Time on most days.

Valuation Date is:
..  Each day on which the New York Stock Exchange is open for trading.
.. Other days, if we think that there has been a sufficient degree of trading in a Fund's portfolio securities that the current net asset value of its shares might be materially affected.

The end of the free look period is the effective time of the premium allocation instructions you make in your Policy application (and any changes in allocation or transfer requests you make on or before the end of the free look period). Your Investment Start Date is the date the first net premium is applied to the Fixed Account and/or the Separate Account and is the later of (1) the Date of Policy and (2) the Date of Receipt of your first premium payment.

The effective date of your Systematic Investment Strategies will be that set forth in the strategy chosen.

Third Party Requests
Generally, we accept requests for transactions or information only from you. Therefore, we reserve the right not to process transactions requested on your behalf by your agent with a power of attorney or any other authorization. This includes processing transactions by an agent you designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers for a number of other Policy owners, and who simultaneously makes the same request or series of requests on behalf of other Policy owners.

Exchange Privilege
If you decide that you no longer want to take advantage of the investment divisions in the Separate Account, you may transfer all of your money into the Fixed Account. No charge will be imposed on a transfer of your entire cash value (or the cash value attributable to a specified face amount increase) to the Fixed Account within the first 24 Policy months (or within 24 Policy months after a specified face amount increase you have requested, as applicable). In some states, in order to exercise your exchange privilege, you must transfer, without charge, the Policy cash value (or the portion attributable to a specified face amount increase) to a flexible premium fixed benefit life insurance policy, which we make available.

Sales of Policies

We serve as the "principal underwriter," as defined in the 1940 Act, for the Policy. We are registered under the Securities Exchange Act of 1934 as a broker-dealer and are a member of the National Association of Securities Dealers, Inc. We are a sub-investment manager for certain Portfolios of the Metropolitan Series Fund.

Distributing the Policies
We sell the Policies through licensed life insurance sales representatives:
..  Registered through us.
..  Registered through other broker-dealers, including a wholly owned subsidiary.

Commissions
We may pay commissions to representatives (or the broker-dealers through which they are registered) for the sale of our products. Maximum commissions are generally:
..  Policy Year 1:
  21% of premiums paid up to the target premium
  2% of premiums paid above the target premium
..  Policy Years 2-4:
  10% of premiums paid up to the target premium
  1.5% of premiums paid above the target premium
..  Policy Years 5-10:
  4.5% of premiums paid up to the target premium
  1.5% of premiums paid above the target premium
..  Policy Years 11 and Later:
  3% of premiums paid up to the target premium
  1.5% of premiums paid above the target premium
..  Policy Years 8 and Later:
  We may pay up to .10% of the cash value of a Policy in certain circumstances.

We may require all or part of the commission to be returned to us by the MetLife representative or other broker-dealer if you do not continue the Policy for at least two years. The commissions do not result in a charge against the Policy in addition to the charges already described elsewhere in this
Prospectus. We paid commissions of $    , $     and $      in 2000, 2001 and
2002 respectively.

Financial Statements

You can find the financial statements of MetLife and the Separate Account in the Statement of Additional Information referred to on the back cover of this prospectus.

Additional information about the Policy and the Separate Account can be found in the Statement of Additional Information. You may obtain a copy of the
Statement of Additional Information, without charge, by calling             ,
by e-mailing us at           , or by logging on to our website at           .
You may also obtain, without charge, a personalized illustration of death benefits, cash surrender values and cash values by calling 1-800-XXX-XXXX.

In order to help you understand how the Policy's values would vary over time under different sets of assumptions, we will provide you with certain illustrations upon request. These will be based on the age and insurance risk characteristics of the covered person under the Policy and such factors as the specified face amount, premium payment amounts and rates of return (within limits) that you request. You can request such illustrations at any time. We have filed an example of such an illustration as an exhibit to the registration statement referred to below.

This prospectus incorporates by reference all of the information contained in the Statement of Additional Information, which is legally part of this prospectus.

Information about the Policy and the Separate Account, including the Statement of Additional Information, is available for viewing and copying at the SEC's Public Reference Room in Washington, D.C. Information about the operation of the public reference room may be obtained by calling the SEC at 202-942-8090. The Statement of Additional Information, reports and other information about the Separate Account are available on the SEC Internet site as www.sec.gov. Copies of this information may be obtained upon payment of a duplicating fee, by writing to the SEC's Public Reference Section at 450 Fifth Street, NW, Washington, DC 20549-0102.

The Separate Account's Registration Number under the Investment Company Act of 1940 is 811-06025.

                                    METFLEX
               A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE POLICY

                     Metropolitan Life Separate Account UL

                 Issued by Metropolitan Life Insurance Company

                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)

                                  May 1, 2003

This Statement of Additional Information is not a prospectus. This Statement of Additional Information relates to the prospectus dated May 1, 2003 for MetFlex--A Flexible Premium Variable Universal Life Policy. A copy of that
prospectus may be obtained by writing to             .

                               TABLE OF CONTENTS

        The Company and the Separate Account....................... 3
        Additional Information about the Operations of the Policies 3
         Limits to MetLife's Right to Challenge the Policy......... 3
         Misstatement of Age or Sex................................ 3
         Dividends................................................. 3
         Payment and Deferment..................................... 3
        Showing Performance........................................ 4
        Additional Information about Voting........................ 4
        Restrictions on Financial Transactions..................... 4
        Legal and Actuarial Matters................................ 4
        Experts.................................................... 4
        Financial Statements....................................... 4

                     THE COMPANY AND THE SEPARATE ACCOUNT

Metropolitan Life Insurance Company ("MetLife") is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Our main office is located at One Madison Avenue, New York, New York 10010. MetLife was formed under the laws of New York State in 1868. MetLife Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and group customers. The MetLife companies serve approximately 9 million individual households in the United States and companies and institutions with over 33 million employees and members. It also has international insurance operations in 14 countries.

We established the Separate Account under New York law on December 13, 1988. The Separate Account receives premium payments from the Policies described in the Prospectus and other variable life insurance policies that we issue. We have registered the Separate Account as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").

For more information about MetLife, please visit our website at www.metlife.com

        ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE CERTIFICATES

Limits To Metlife's Right To Challenge The Certificate

We will not contest:
..  Your Policy after 2 Policy years from issue or reinstatement (excluding riders added later).
..  An increase in a death benefit after it has been in effect for two years.

Misstatement Of Age Or Sex

We will adjust benefits to reflect the correct age and sex of the insured, if this information isn't correct in the Policy application.

Dividends

The Policy is "nonparticipating," which means it is not eligible for dividends from us and does not share in any distributions of our surplus.

Payment and Deferment

We can delay transfers, withdrawals, surrender and payment of Policy loans from the Fixed Account for up to 6 months. Generally, we will pay or transfer amounts from the Separate Account within seven days after the Date of Receipt of all necessary documentation required for such payment or transfer. We can defer this if:
..  The New York Stock Exchange has an unscheduled closing.
..  There is an emergency so that we could not reasonably determine the investment experience of a Policy.
.. The Securities and Exchange Commission by order permits us to do so for the protection of Policy owners (provided that the delay is permitted under New York State insurance law and regulations).
..  With respect to the insurance proceeds, if entitlement to a payment is being questioned or is uncertain.
.. We are paying amounts attributable to a check. In that case we can wait for a reasonable time (15 days or less) to let the check clear.

We currently pay interest on the amount of insurance proceeds at 3% per year (or higher if state law requires) from the date of death until the date we pay the benefit.

                              SHOWING PERFORMANCE

We may advertise or otherwise show:
..  Investment division performance ranking and rating information as it compares among similar investments as compiled by independent organizations. .. Comparisons of the investment divisions with performance of similar investments and appropriate indices.
.. Our insurance company ratings that are assigned by independent rating agencies and that are relevant when considering our ability to honor our guarantees.
..  Personalized illustrations based on historical Separate Account performance.

                      ADDITIONAL INFORMATION ABOUT VOTING

If you are eligible to give us voting instructions, we will send you informational material and a form to send back to us. We are entitled to disregard voting instructions in certain limited circumstances prescribed by the SEC. If we do so, we will give you our reasons in the next semi-annual report to Policy owners.

The number of shares for which you can give us voting instructions is determined as of the record date for the Fund shareholder meeting by dividing:
.. Your Policy's cash value in the corresponding investment division; by .. The net asset value of one share of that Portfolio.

We will count fractional votes.

If we do not receive timely voting instructions from Policy owners and other insurance and annuity owners that are entitled to give us voting instructions, we will vote those shares in the same proportion as the shares held in the same separate account for which we did receive voting instructions. Also, we will vote Fund shares that are not attributable to insurance or annuity owners (including shares that we hold in our general account) or that are held in separate account that are not registered under the 1940 Act in the same proportion as the aggregate of the shares for which we received voting instructions from all insurance and annuity owners.

                    RESTRICTIONS ON FINANCIAL TRANSACTIONS

If mandated under money laundering or anti-terrorist laws, or other applicable law, we may be required to reject a premium payment or refuse to honor any request for transfers, withdrawals, surrenders, loans, or death benefits, until we receive instructions from the appropriate regulator.

                          LEGAL AND ACTUARIAL MATTERS

Christopher P. Nicholas, Associate General Counsel at MetLife, has passed upon the legality of the Policies. The law firm of Foley & Lardner, Washington, D.C., has advised us on certain matters relating to the federal securities laws.

Sebastian Janssen, FSA, MAAA, Assistant Vice-President and Actuary of MetLife, has examined actuarial matters included in the registration statement, as stated in his opinion filed as an exhibit to the registration statement.

MetLife, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, MetLife believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on it or the Separate Account.

                                    EXPERTS

              , independent auditors, have audited the financial statements included in this Prospectus, for the periods as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Our financial statements should be considered only as bearing upon our ability to meet our obligations under the Policy.

                             FINANCIAL STATEMENTS

                      Metropolitan Life Separate Account UL

PART C.        OTHER INFORMATION

Item 27.       Exhibits

          (a) Resolution of Board of Directors of Metropolitan Life effecting the establishment of Metropolitan Life Separate Account UL++++
          (b)  Not Applicable
          (c)  (1) Not Applicable
               (2) Form of Selected Broker Agreement*
               (3) Schedule of Sales Commissions+++
          (d)  (1) Specimen Flexible Premium Variable Life Insurance Policy*
               (2) Alternate pages required by State Law*
               (3) Endorsement for calculation of minimum death benefit using the Cash Value Accumulation test*
               (4) Accelerated Death Benefit and Zero Cost Loan riders*
               (5) Yearly Renewable Term rider+++++
               (6) Refund of sales load rider+++++
               (7) Amended Policy Specifications Page indicating alternate premium expense charges+++++
               (8) Enhanced Cash Surrender Value Rider******
          (e) Amended Application Forms for Policy and Form of Receipt (including State variations)*
          (f)  Restated Charter and By-Laws of Metropolitan Life***
          (g)  Reinsurance Contracts
          (h)  (1) Participation Agreements with INVESCO and Janus**
               (2) Form of Participation Agreement with Templeton**
               (3) Participation Agreements with New England and Alliance*****
               (4) Form of Participation Agreement with COVA*****
               (5) (i) Participation Agreement with Fidelity****
                   (ii) Supplemental Agreements with Fidelity*****
          (i)  Not Applicable
          (j)  Not Applicable
          (k) Opinion and consent of Counsel as to the legality of the securities being registered+++++
          (l) Opinion and consent of Sebastian Janssen, relating to the Policies+
          (m)  Not Applicable
          (n)  Powers of Attorney++++
          (o)  Not Applicable
          (p)  Not Applicable
          (q) Memoranda describing certain procedures filed pursuant to Rule 6e-3 (T)(b)(12)(iii)*

+        To be filed by amendment.
++       Included in the filing of Post-Effective Amendment No. 4 to this
Registration Statement on

March 1, 1996.
+++ Incorporated by reference from "Distribution of the Policies" in the Prospectus included herein.
++++ Incorporated by reference to the filing of Post-Effective Amendment No. 5 to the Registration Statement of Separate Account UL (File No. 033-47927) filed April 30, 1997 except for Robert H. Benmosche's power of attorney, which is incorporated by reference to the Registration Statement of Separate Account UL (File No. 333-40161) filed on November 13, 1997, Stewart G. Nagler's power of attorney which is included in the filing of Post-Effective Amendment No. 6 to the Registration Statement of Separate Account UL (File No. 033-47927) on December 23, 1997, Virginia M. Wilson's power of attorney, which is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Metropolitan Life Separate Account E (File No. 333-80547) filed on November 1, 1999, William C. Steere's power of attorney, which is incorporated by reference to the filing of Post-Effective Amendment No. 8 to this Registration Statement (File No. 033-57320) on April 23, 1999, and John C. Danforth's power of attorney, which is incorporated by reference to the filing of Post-Effective Amendment No. 27 to the Registration Statement of Separate Account E (File no. 002-90380) on April 3, 2001.
+++++ Included in the filing of Post-Effective Amendment No. 5 to this Registration Statement on April 26, 1996.
* Included in the filing of Post-Effective Amendment No. 6 to this Registration Statement on April 30, 1997.
** Included in the filing of Post-Effective Amendment No. 8 to this Registration Statement on April 23, 1999.
*** Incorporated by reference to the filing of Post-Effective Amendment No. 3 to the Registration Statement of Separate Account UL (File No. 333-40161) on April 6, 2000.
**** Incorporated by reference to the filing of Post-Effective Amendment No. 26 to the Registration Statement of Separate Account E (File No. 2-90380) on Form N-4 on April 30, 1997.
***** Incorporated by reference to the filing of Post-Effective Amendment No. 10 to this Registration Statement on September 18, 2000.
****** Incorporated by reference to the filing of Post-Effective Amendment No. 12 to this Registration Statement on April 22, 2002.

Item 28.      Directors and Officers of Depositor

Name and Principal Business Address                                    Positions and Offices with Depositor
-----------------------------------                                    ------------------------------------

Robert H. Benmosche                                                 Chairman of the Board, President and Chief
Metropolitan Life Insurance Company                                              Executive Officer
One Madison Avenue,
New York, NY  10010

Curtis H. Barnette                                                                   Director
Chairman Emeritus
Bethlehem Steel Corporation
1170 Eighth Avenue, Martin Tower 2118
Bethlehem, PA  18016-7699

Gerald Clark                                                            Vice Chairman of the Board and Chief
Metropolitan Life Insurance Company                                              Investment Officer
One Madison Avenue
New York, NY  10010

John C. Danforth                                                                     Director
Partner
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, MO 63102

Burton A. Dole, Jr.                                                                  Director
Retired Chairman
Nellcor Puritan Bennett, Inc.
P.O. Box 208
Carlsbad, CA 92018

James R. Houghton                                                                    Director
Chairman and Chief Executive Officer
Corning Incorporated
80 East Market Street, 2nd Floor
Corning, NY  14830

Harry P. Kamen                                                                       Director
Retired Chairman and Chief Executive Officer
Metropolitan Life Insurance Company
200 Park Avenue, Suite 5700
New York, NY  10166

Helene L. Kaplan                                                                     Director
Of Counsel, Skadden, Arps,
Slate, Meagher and Flom
Four Times Square
New York, NY  10036

Catherine R. Kinney                                                                  Director
Group Executive Vice President, Co-Chief
Operating Officer President and Executive Vice
Chairman New York Stock Exchange, Inc.
11 Wall Street, 6th floor
New York, NY 10005

Charles H. Leighton                                                                  Director
Retired Chairman and Chief Executive Officer
CML Group, Inc.
51 Vaughn Hill Road
Bolton, MA  01720

Stewart G. Nagler                                                     Vice Chairman of the Board and Chief
Metropolitan Life Insurance Company                                              Financial Officer
One Madison Avenue
New York, NY  10010

John J. Phelan, Jr.                                                                  Director
Retired Chairman and Chief Executive Officer
New York Stock Exchange, Inc.
P. O. Box 524
Locust Valley, NY 11560

Hugh B. Price                                                                        Director
President and Chief Executive Officer
National Urban League, Inc.
120 Wall Street, 7th & 8th Floors
New York, NY   10005

William C. Steere, Jr.                                                               Director
Chairman and Chief Executive Officer
Pfizer, Inc.
235 East 42nd Street
New York, NY   10016

Set forth below is a list of certain principal officers of Metropolitan Life. The principal business address of each officer of Metropolitan Life is One Madison Avenue, New York, New York 10010.

        Name                                                Position with Metropolitan Life
Robert H. Benmosche                            Chairman of the Board, President and Chief Executive Officer
Gerald Clark                                   Vice Chairman of the Board and Chief Investment Officer
Stewart C. Nagler                              Vice Chairman of the Board and Chief Financial Officer
Gary A. Beller                                 Senior Executive Vice-President and General Counsel
Gwenn L. Carr                                  Vice President and Secretary
Daniel J. Cavanagh                             Executive Vice President
C. Robert Henrikson                            President- Institutional Business
Jeffrey J. Hogman                              Executive Vice President
Catherine A. Rein                              Senior Executive Vice President; President and Chief Executive Officer of
                                               Metropolitan Property and Casualty Insurance

                                               Company
Stanley J. Talbi                               Senior Vice President and Chief Actuary
William J. Toppeta                             President, International
Lisa Weber                                     Senior Executive Vice President, Chief Administration Officer
Judy E. Weiss                                  Executive Vice President and Chief Actuary
Anthony J. Williamson                          Senior Vice President and Treasurer
Virginia M. Wilson                             Senior Vice President and Controller

The business address of each officer is One Madison Avenue, New York, New York 10010.

Item 29. Persons Controlled by or Under Common Control with the Depositor or the Registrant

         The registrant is a separate account of Metropolitan Life Insurance Company under the New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. Metropolitan Life Insurance Company is a wholly-owned subsidiary of MetLife, Inc. a publicly traded company. The following outline indicates those persons who are controlled by or under common control with Metropolitan Life Insurance
Company:

[Module of the List of Companies under Common Control appears here]

Item 30. Indemnification

MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000 subject to a $5,000,000 deductible. MetLife maintains a directors' and officers' liability policy with a maximum coverage of $300 million under which Metropolitan Life Insurance Company ("Metropolitan"), which is the Depositor and the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in Metropolitan's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of Metropolitan.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Metropolitan pursuant to the foregoing provisions, or otherwise, Metropolitan Life Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Metropolitan of expenses incurred or paid by a director, officer or controlling person or Metropolitan Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Metropolitan will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

          (a)  Other Activity.
               The principal underwriter for the registrant is Metropolitan Life Insurance Company. Metropolitan Life Insurance Company acts in the following capacities with respect to the following investment companies:

               Metropolitan Tower Life Separate Account One (principal underwriter)
               Metropolitan Tower Life Separate Account Two (principal underwriter)
               Metropolitan Life Separate Account E (principal underwriter and depositor)
               Metropolitan Series Fund, Inc. (principal underwriter and sub-investment manager)
               New England Variable Annuity Fund I (depositor)
               New England Life Retirement Investment Account (depositor)
               The New England Variable Account (depositor)

          (b)  Management.
               See response to Item 28 above.

          (c)  Compensation from the Registrant.


            (1)                        (2)                       (3)                     (4)                    (5)
                                                           Compensation on
                                 Net Underwriting         Events Occasioning
     Name of Principal            Discounts and            the Deduction of a         Brokerage                Other
        Underwriter                Commissions               Deferred Sales          Commissions            Compensation
        -----------                -----------                   Load                -----------            ------------
                                                                 ----

     Metropolitan Life
     Insurance Company               $ _____                      0                      __0                     0
                                       -----

Commissions are paid by the Company directly to agents who are registered representatives of the Principal Underwriter or to broker-dealers that have entered into a selling agreement with the principal underwriter with respect to sales of the Contracts.

Item 32. Location of Accounts and Records

         The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

   (a)  Registrant

   (b)  Metropolitan Life Insurance Company
        One Madison Avenue
        New York, NY 10010

Item 33. Management Services

    Not applicable

Item 34. Fee Representation

   Metropolitan Life represents that the fees and charges deducted under the Policies offered and sold pursuant to this amended Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Metropolitan Life under the Policies. Metropolitan Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Metropolitan Life to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all policies issued pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein based on supplements, amendments, endorsements or other riders to such policies or prospectuses, or otherwise.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Metropolitan Life Separate Account UL, has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 28th day of February, 2003.

                                    Metropolitan Life Separate Account UL

                                    By:  Metropolitan Life Insurance Company

                                    By: /s/  Gary A. Beller
                                             --------------
                                             Gary A. Beller, Esq.
                                             Senior Executive Vice President and
                                             General Counsel

Attest:      /s/ James D. Gaughan
             --------------------
             James D. Gaughan
             Assistant Secretary

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Metropolitan Life Insurance Company has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of New York, and the State of New York on the 28th day of February, 2003.

                           Metropolitan Life Insurance Company

                           BY:      /s/ Gary A. Beller
                                    ------------------
                                    Gary A. Beller, Esq.
                                    Senior Executive Vice President and
                                    General Counsel

Attest:      /s/ James D. Gaughan
             --------------------
             James D. Gaughan
             Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities indicated, on February 28, 2003.

                      SIGNATURE                                             Title
                *
-------------------------------------------------         Chairman of the Board, President and Chief
       Robert H. Benmosche                                            Executive Officer


                *                                               Vice-Chairman of the Board and
---------------------------------------                  Chief Financial Officer (Principal Financial
       Stewart G. Nagler                                                   Officer)

                *
---------------------------------------                      Senior Vice President and Controller
       Virginia M. Wilson                                       (Principal Accounting Officer)
                *

---------------------------------------
       Curtis H. Barnette                                                  Director

                *
---------------------------------------                          Vice Chairman of the Board and
       Gerald Clark                                                 Chief Investment Officer

                *
---------------------------------------
       John C. Danforth                                                    Director

                *
---------------------------------------
       Burton A. Dole, Jr.                                                 Director

                *
---------------------------------------

       James R. Houghton                                                   Director

                *
---------------------------------------
       Harry P. Kamen                                                      Director

                *
---------------------------------------
       Helene L. Kaplan                                                    Director

---------------------------------------
       Catherine R. Kinney                                                 Director

                *
---------------------------------------
       Charles M. Leighton                                                 Director


---------------------------------------
       John J. Phelan, Jr.                                                 Director

                *
---------------------------------------
       Hugh B. Price                                                       Director

                *
---------------------------------------
       William C. Steere, Jr.                                              Director

                                                                      February 28, 2003

/s/ Christopher P. Nicholas
---------------------------
   Christopher P. Nicholas, Esq.
   Attorney- in - fact


* Executed by Christopher P. Nicholas, Esq. on behalf of those indicated pursuant to Powers of Attorney filed with Post-Effective Amendment No. 5 to the Registration Statement of Separate Account UL (File No. 033-47927) filed April 30, 1997 except for Robert H. Benmosche's power of attorney, which is incorporated by reference to the Registration Statement of Separate Account UL (File No. 333-40161) filed on November 13, 1997, Stewart G. Nagler's power of attorney which is included in the filing of Post-Effective Amendment No. 6 to the Registration Statement of Separate Account UL (File No. 033-47927) on December 23, 1997, Virginia M. Wilson's power of attorney, which is incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Metropolitan Life Separate Account E (File No. 333-80547) filed on November 1, 1999, William C. Steere's power of attorney, which is incorporated by reference to the filing of Post-Effective Amendment No. 8 to this Registration Statement (File No. 033-57320) on April 23, 1999, and John C. Danforth's power of attorney, which is incorporated by reference to the filing of Post-Effective Amendment No. 27 to the Registration Statement of Separate Account E (File no. 002-90380) on April 3, 2001.